Offering Circular

TIMCO AVIATION SERVICES, INC.

Offer of Premium for Early Conversion of Outstanding

8% Senior Subordinated Convertible PIK Notes Due 2006
(Cusip No. 887151AA6)
and
8% Junior Subordinated Convertible PIK Notes Due 2007
(Cusip No. 887151AB4)
to
Shares of Authorized but Unissued Common Stock
and
Solicitation of Consents for Proposed Amendments to the Indentures

        This offer and consent solicitation is being made to the holders of our 8% Senior Subordinated Convertible Payable-In-Kind (“PIK”) Notes due December 31, 2006 (“Senior Notes”) and our 8% Junior Subordinated Convertible PIK Notes due January 2, 2007 (“Junior Notes”). Under the terms of the Senior Notes and the Junior Notes (collectively, the “Notes”), the Notes will convert at their maturity into a fixed number of shares of our authorized but unissued common stock (“Common Stock”) unless the Notes are redeemed in accordance with their terms for cash and additional shares of our Common Stock prior to their maturity. We do not anticipate that the Notes will be redeemed prior to their maturity.

      We are offering holders of the Senior Notes and the Junior Notes the right to receive a premium payable in shares of our Common Stock if they agree to an early conversion of their Notes into Common Stock during the period commencing on the date of this offering circular through the expiration of this offer and consent solicitation on the date set forth below (the “Special Conversion Period”). We are also soliciting consents from the holders of our Senior Notes and Junior Notes. If you tender your Notes, you will automatically consent to proposed amendments to the indentures governing the Senior Notes and Junior Notes. The amendments will remove all material covenants contained in the indentures, including the covenant restricting the amount of senior debt that we may incur and the covenant requiring us to redeem the Notes upon a change of control. The amendments to the indenture for the Senior Notes will become effective if the holders of at least a majority in aggregate principal amount of our outstanding Senior Notes tender their Notes in the offer and consent solicitation and the amendments to the indenture for the Junior Notes will become effective if the holders of at least a majority in aggregate principal amount of our outstanding Junior Notes tender their Notes in the offer and consent solicitation (excluding from this computation the Senior Notes and Junior Notes held by Mr. Harber) (“Requisite Percentage”).

      If you elect to convert your Senior Notes into Common Stock during the Special Conversion Period, for each $1,000 in principal amount of Senior Notes, including PIK interest and any accrued but unpaid interest thereon, that you hold, you will receive:

•	the approximately 2,164 shares of Common Stock that you would have received upon the automatic conversion of your Senior Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 324 shares of Common Stock.

      If you elect to convert your Junior Notes into Common Stock during the Special Conversion Period, for each $1,000 in principal amount of Junior Notes, including PIK interest and any accrued but unpaid interest thereon, that you hold, you will receive approximately:

•	the approximately 1,965 shares of Common Stock that you would have received upon the automatic conversion of your Junior Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 294 shares of Common Stock.

      The offer and consent solicitation will expire at 5:00 P.M., New York City time, on March 1, 2005, unless extended or terminated by us.

      If you do not convert your Notes into Common Stock during the Special Conversion Period, you will continue to hold your Notes, which will automatically convert by their terms into shares of Common Stock at their maturity without the payment of any premium. The offer and consent solicitation is being made on the terms and subject to the conditions set forth in this offering circular and in the accompanying Consent and Special Conversion Letter of Transmittal. If the offer and consent solicitation is withdrawn or otherwise not completed, we will return Notes that have been tendered for conversion to you, without expense to you.

      In connection with the offer and consent solicitation, Lacy Harber, who at December 31, 2004 held $21.1 million of our Senior Notes and $181,000 of our Junior Notes, and is our principal stockholder, has advised us that he intends to convert his Notes in the offer and consent solicitation.

      Additionally, Mr. Harber is the holder of a warrant to purchase (for nominal consideration) that number of shares of our Common Stock that is equal to 30% of our outstanding Common Stock (on a fully diluted basis). Mr. Harber has advised us that at the closing of the offer and consent solicitation, he intends to exercise his warrant (in whole or in part) with respect to the shares of Common Stock then outstanding at that date, without accounting for the conversion premium. Assuming all of the Notes are tendered in the offer and consent solicitation, following the closing of the offer and consent solicitation and the exercise of the warrant, Mr. Harber will own approximately 43% of our outstanding Common Stock. If less than all of the Notes are tendered in the offer and consent solicitation, we will reissue to Mr. Harber at the closing of this offer a replacement warrant that is exercisable for 30% (on a fully diluted basis) of the shares of Common Stock that will be issuable to holders of the untendered notes upon the maturity of such Notes. As such, Mr. Harber will only receive upon the full exercise of his warrant the same number of shares that he would have otherwise received had the Notes automatically converted into shares of Common Stock at their maturity and had he exercised his warrant immediately thereafter.

      In lieu of issuing fractional shares of Common Stock, we will pay to holders of Notes converted in the offer and consent solicitation who otherwise would have been entitled to a fractional share of Common Stock an amount in cash based on the last quoted closing price of Common Stock on the OTC Bulletin Board on the last trading day before the conversion date. Our Common Stock is quoted on the OTC Bulletin Board maintained by the NASD under the symbol “TMAS.” The last closing price per share of our Common Stock on January 25, 2005 prior to the commencement of the offer and consent solicitation was $0.170 per share.

      See “Risk Factors” beginning on page 14 and “Material United States Federal Income Tax Consequences” beginning on page 49 for a discussion of certain factors that you should consider in connection with the offer and consent solicitation. You can also find additional information regarding our business, results of operations and financial condition in the annual, quarterly and current reports that we have filed with the Securities and Exchange Commission that are referenced in “Incorporation of Certain Documents by Reference” beginning on page 55.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction or determined if this document is accurate or complete.

      Our conversion agent for the offer and consent solicitation is Continental Stock Transfer & Trust Company and our information agent is Morrow & Co., Inc.

The date of this offering circular is January 26, 2005.

      This offering circular summarizes various documents and other information, copies of which will be made available to you upon request, as indicated under “Where You Can Find More Information.” Those summaries are qualified in their entirety by reference to the documents and information to which they relate. In making an investment decision, holders of Notes must rely on their own independent examination of the terms and conditions of the offer and consent solicitation, including the merits and risks involved. The information contained in this offering circular is as of the date hereof and neither the delivery of this offering circular nor the consummation of the offer and consent solicitation shall create any implication that the information contained herein is accurate or complete as of any date other than the date hereof. No representation is made to any offeree regarding the legality of an investment in our Common Stock by the offeree under any applicable laws or regulations. The contents of this offering circular are not to be construed as legal, business or tax advice. Holders of Notes should consult their own attorney, business advisor and tax advisor for legal, business or tax advice with respect to the offer and consent solicitation or an investment in the Common Stock.

      THIS OFFERING CIRCULAR AND THE ACCOMPANYING SPECIAL CONVERSION LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ BEFORE YOU MAKE ANY INVESTMENT DECISION WITH RESPECT TO THE OFFER AND CONSENT SOLICITATION.

SUMMARY

      This summary highlights selected information we have included in or incorporated by reference into this offering circular. It does not contain all information that may be important to you. More detailed information about the offer and consent solicitation, our securities, our business and our financial and operating data is contained elsewhere in this offering circular or the material incorporated by reference herein. We encourage you to read this offering circular and the documents incorporated by reference herein in their entirety before making a decision as to whether to participate in the offer and consent solicitation.

      For convenience, we use “TIMCO”, “we”, “us” and “our” to refer to TIMCO Aviation Services, Inc. and its subsidiaries. The following are some of the questions you may have as a holder of the Notes and answers to those questions. This presentation may not contain all of the information that you will need to make a decision regarding whether or not to tender your Notes for conversion in the offer and consent solicitation. We encourage you to carefully read this offering circular and the documents to which we refer you in their entirety, including the matters discussed under “Risk Factors.”

The Company

      TIMCO Aviation Services, Inc. is among the world’s largest providers of fully integrated aviation maintenance, repair and overhaul (MR&O) services for major commercial airlines, regional air carriers, aircraft leasing companies, government and military units and air cargo carriers. We provide four MR&O services: Triad International Maintenance Corporation, which, with its four active locations, is one of the largest independent providers of heavy aircraft maintenance services in the world; Aircraft Interior Design and Brice Manufacturing, which specialize in the refurbishment of aircraft interior components and the manufacture and sale of aftermarket parts and new aircraft seats; TIMCO Engineered Systems, which provides engineering services to both our MR&O operations and our customers; and TIMCO Engine Center, which refurbishes JT8D engines and performs on-wing repairs for both JT8D and CFM-56 series engines.

      Our strategy is to be the vendor of choice to our customers, providing aircraft maintenance solutions to meet our customers’ MR&O requirements. The services that we offer allow our customers to reduce their costs by outsourcing some of their MR&O functions.

      We were incorporated in Delaware in 1996 under the name “Aviation Sales Company.” We changed our corporate name to “TIMCO Aviation Services, Inc.” in February 2002. Triad International Maintenance Corporation, our principal operating subsidiary, commenced operations in 1990. Our principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410 and our telephone number is (336) 668-4410.

The Offer and Consent Solicitation

Q:	Who is making the offer and consent solicitation?

A:	TIMCO Aviation Services, Inc. is making the offer and consent solicitation. For further information concerning us, we refer you to the section of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, entitled “Business.”

Q:	What are the terms of the Senior Notes?

A:	The Senior Notes bear interest at the rate of 8% per annum, which is payable-in-kind (PIK). The Senior Notes mature on December 31, 2006. At maturity, the outstanding Senior Notes, including all notes previously issued in kind and all accrued but unpaid interest, will automatically convert into a fixed number of shares of our Common Stock (270,275,706 shares). Prior to maturity, the Senior Notes are redeemable, at our option, for cash and additional shares of our Common Stock. However, as described below, it is not anticipated that the Senior Notes will be redeemed prior to their maturity. At December 31, 2004, there were $124,909,698 aggregate principal amount of Senior Notes outstanding, including PIK interest through that date. For further information, we refer you to the section of this offering circular entitled “Description of the Senior Notes and Junior Notes.”

Q:	What are the terms of the Junior Notes?

A:	The Junior Notes bear interest at the rate of 8% per annum, which is payable-in-kind (PIK). The Junior Notes mature on January 2, 2007. At maturity, the outstanding Junior Notes, including all notes previously issued in kind and all accrued but unpaid interest, will automatically convert into a fixed number of shares of our Common Stock (9,319,852 shares). Prior to maturity, the Junior Notes are redeemable, at our option, for cash and additional shares of our Common Stock. However, as described below, it is not anticipated that the Junior Notes will be redeemed prior to their maturity. At December 31, 2004, there were $4,783,422 aggregate principal amount of Junior Notes outstanding, including PIK interest through that date. For further information, we refer you to the section of this offering circular entitled “Description of the Senior Notes and Junior Notes.”

Q:	What are we offering?

A:	We are offering a premium payable through the issuance of shares of our Common Stock to those holders of our Senior Notes and Junior Notes (collectively “Noteholders”) who agree to convert their Notes into Common Stock during the Special Conversion Period.

Q:	Why are we making the offer and consent solicitation?

A:	We believe that it is in our best interest, and in the collective best interest of our stockholders and Noteholders, that the Notes be converted into Common Stock at this time for the following reasons:

•	We do not believe that prior to the maturity of the Notes we will be in a position to redeem the Notes in accordance with their terms. As such, we expect that the Notes will automatically convert into Common Stock at their respective maturity dates. Further, we do not expect that a “change of control,” as that term is defined in the indentures relating to the Notes, will occur during the period in which the Notes remain outstanding which would cause us to be obligated to redeem the Notes. As such, and although generally accepted accounting rules require us to treat the Notes as a debt instrument, we believe that the Notes are essentially a common stock equivalent.

•	Converting the Notes into Common Stock at this time will provide our Noteholders with a premium that they would not otherwise receive if the Notes were to convert into Common Stock at their maturity. Early conversion will also allow the holders of converted Notes to participate in the market for our Common Stock at an earlier date.

•	The Notes are currently recorded on our financial statements as debt, which causes us currently to have a substantial negative net worth. If, as we believe, the Notes are essentially a common stock equivalent, early conversion of the Notes will allow us at this time to restructure our balance sheet to more accurately reflect what we believe is the substantive status of the Notes. On a pro-forma basis, if all of our Notes had been converted into Common Stock at September 30, 2004 and the LJH Warrant (as defined) had been exercised in full at September 30, 2004, our stockholders’ equity would have been $23.7 million, compared to a negative stockholders’ equity as reported of ($95.6 million).

•	We believe that this change will positively effect the view that some financing sources, credit rating agencies, customers and vendors, and many of our competitors, have that we continue to be in financial distress because we have a negative net worth. While we have successfully explained the components of our balance sheet to our financing sources, credit rating agencies, customers and vendors, and upon explanation such parties understand as we do that our currently reported negative net worth is actually a positive net worth on a pro-forma basis, making this change at this time would clean up this perceived uncertainty in the eyes of other parties.

•	We believe that converting the Notes to Common Stock at this time would simplify our capital structure and make our capital structure more understandable, opening potential opportunities (i) to raise additional incremental working capital for our business, (ii) engage in transactions involving our securities and (iii) take necessary steps to create a more efficient market for our Common Stock.

      For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	What are we offering to the holders of our Senior Notes?

A:	We are offering a premium to the holders of our Senior Notes who agree to an early conversion of their Notes. For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.” If holders of Senior Notes accept our offer and consent solicitation, they will receive:

•	the approximately 2,164 shares of Common Stock that they would have received (for each $1,000 of Senior Notes outstanding at December 31, 2004) upon automatic conversion of the Senior Notes into Common Stock on their maturity; plus

•	a conversion premium equal to 15% of the shares of Common Stock they would otherwise have received upon conversion of the Senior Notes into Common Stock at their maturity (approximately 324 shares for each $1,000 of Senior Notes outstanding at December 31, 2004).

Q:	What are we offering to the holders of our Junior Notes?

A:	We are offering a premium to the holders of our Junior Notes who agree to an early conversion of their Notes. For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.” If holders of Junior Notes accept our offer and consent solicitation, they will receive:

•	the approximately 1,965 shares of Common Stock that they would have received (for each $1,000 of Junior Notes outstanding at December 31, 2004) upon automatic conversion of the Junior Notes into Common Stock on their maturity; plus

•	a conversion premium equal to 15% of the shares of Common Stock they would otherwise have received upon conversion of the Junior Notes into Common Stock at their maturity (approximately 294 shares for each $1,000 of Junior Notes outstanding at December 31, 2004).

Q:	How does the offer and consent solicitation deal with fractional shares?

A:	We will not issue fractional shares for Notes converted in the offer and, in lieu thereof, Noteholders who would otherwise be entitled to a fractional share will be paid an amount in cash based on the closing price of our Common Stock on the last trading day before the conversion date. For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	How will the offer and consent solicitation affect our currently outstanding Common Stock?

A.	We have 31,640,994 shares of Common Stock outstanding as of the date of this offering circular which will remain outstanding after the offer and consent solicitation.

Q:	How many shares of Common Stock will be outstanding upon the full conversion of all of the Senior Notes and the Junior Notes?

A:	If all of our Senior Notes and Junior Notes agree to an early conversion of their Notes in accordance with the offer and consent solicitation, we will have 486,562,978 shares of our Common Stock outstanding, as follows:

Shares issued to Senior Noteholders:
Shares that will be issued on maturity of the Senior Notes	270,275,706
Premium shares issued to Senior Noteholders	40,541,355
Shares issued to Junior Noteholders:
Shares that will be issued on maturity of the Junior Notes	9,319,852
Premium shares issued to Junior Noteholders	1,397,977
Shares to be issued to LJH on the exercise of the LJH Warrant	133,387,094
Shares currently outstanding	31,640,994

Total shares outstanding	486,562,978

      For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	What is the LJH Warrant?

A:	The LJH Warrant entitles Lacy Harber, our principal stockholder, to purchase (for nominal consideration), 30% of our Common Stock (on a fully diluted basis), as of the day the warrant is exercised. The LJH warrant is exercisable on or before January 31, 2007. The LJH Warrant was issued to Mr. Harber in May 2003 in connection with a loan that he made to us. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” for further information about the LJH Warrant.

Q.	What is LJH?

A.	LJH is a limited partnership controlled by our principal stockholder, Lacy J. Harber.

Q:	Does LJH own any Notes?

A:	In addition to owning the LJH Warrant, as of December 31, 2004 LJH owned $21.1 million of our outstanding Senior Notes and $181,000 of our outstanding Junior Notes. Mr. Harber has advised us that he intends to convert all of the Senior Notes and Junior Notes owned by LJH in accordance with the offer and consent solicitation. For further information, we refer you to the sections of this offering circular entitled “Background and Reasons for the Offer and Consent Solicitation,” “The Offer and Consent Solicitation,” and “Security Ownership of Affiliates and Management.”

Q:	What will occur with respect to the LJH Warrant in connection with the offer and consent solicitation?

A:	Mr. Harber has advised us that simultaneous with the closing of the offer and consent solicitation, he will exercise the LJH Warrant (in whole or in part) with respect to the then outstanding shares of Common Stock, but without taking into account the premium shares being issued to the Senior and Junior Noteholders in accordance with the offer and consent solicitation. However, if the holders of less than all of the Senior Notes and Junior Notes elect to covert their Notes into Common Stock pursuant to the offer and consent solicitation, we will allow Mr. Harber to exercise the LJH Warrant in part simultaneous with the closing of the offer and consent solicitation and we will thereafter issue to Mr. Harber an amended warrant that will allow him to purchase 30% (on a fully diluted basis) of the shares of Common Stock that will be issuable to holders of untendered notes upon maturity of such Notes. As such, Mr. Harber will receive upon the full exercise of his warrant the same number of shares that he would have otherwise received had the Notes automatically converted into Common

Stock at their maturity and had he exercised his warrant immediately thereafter. For further information, we refer you to the sections entitled “Background and Reasons for the Offer and Consent Solicitation “and “The Offer and Consent Solicitation.”

Q:	What will Mr. Harber own after the offer and consent solicitation is completed?

A:	Assuming all Senior Notes and Junior Notes convert into Common Stock in accordance with the offer and consent solicitation, and the LJH Warrant is exercised in full as described herein, LJH will beneficially own approximately 43% of our outstanding Common Stock. Further, Mr. Harber will continue to be a lender to TIMCO, as he will continue to hold the LJH Term Loan. For further information, we refer you to the sections of this offering circular entitled “The Offer and Consent Solicitation” and “Description of Other Indebtedness-Related Party Term Loan.”

Q:	What consent is being solicited from the holders of the Senior Notes?

A:	Holders of Senior Notes who tender their Senior Notes will also be consenting to an amendment to the indenture governing the terms of the Senior Notes eliminating all of the material restrictive covenants from the indenture. These covenants, among other matters, generally limit our ability to consolidate with or merge with or into any other person or convey or transfer substantially all of our assets, incur additional senior debt or issue preferred stock, create liens, provide guarantees, pay dividends on stock or repurchase stock, make investments, engage in transactions with our affiliates and require us to redeem the Senior Notes in the event of a change of control of us.

Q:	What consent is being solicited from the holders of the Junior Notes?

A:	Holders of Junior Notes who tender their Junior Notes will also be consenting to an amendment to the indenture governing the terms of the Junior Notes eliminating the provision contained in such indenture requiring us to redeem the Junior Notes in the event of a change of control of TIMCO.

Q:	What percentage of the holders of the Senior Notes and Junior Notes must consent to the amendments to the indentures for the amendments to become effective?

A:	Holders of at least a majority in aggregate principal amount of the outstanding Senior Notes (excluding from such computation the Senior Notes held by Lacy Harber) must tender their Notes for the amendments to the indenture for the Senior Notes to become effective.

Holders of at least a majority in the aggregate principal amount of the outstanding Junior Notes (excluding from the corporation the Junior Notes held by Lacy Harber) must tender their Notes for the amendments to the indenture for the Junior Notes to become effective.

Q:	Will I receive accrued and unpaid interest on the Notes?

A:	No. Since all interest is payable-in-kind (PIK), holders electing to accept the offer and consent solicitation will convert all of their previously paid PIK interest, including current accrued but unpaid interest, into a fixed number of shares of Common Stock as described above, including shares issuable as a Conversion Premium. Holders of Notes who do not convert will continue to own their Notes and will continue to receive PIK interest thereon. However, since the Notes (including all PIK interest and accrued but unpaid interest thereon) convert into a fixed number of shares of Common Stock at maturity, additional PIK interest accrued in future periods will not change the number of shares of Common Stock issuable to Noteholders at the maturity of the Notes. For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	What will happen to my Notes if I do not participate in the offer and consent solicitation?

A:	If you do not tender your Notes for conversion in the offer and consent solicitation, your Notes will remain outstanding. See “Risk Factors — Risks Associated With Not Converting the Notes into Common Stock At This Time.” Since we do not believe that we will redeem untendered Notes prior to their maturity, untendered Senior Notes and Junior Notes will automatically convert into Common Stock on their maturity. Holders whose Notes automatically convert into Common Stock at maturity will not receive a conversion premium upon the conversion of their Notes into shares of Common Stock. Further, assuming that the holders of the Requisite Percentage of the Senior Notes and Junior Notes tender the Notes in the offer and consent solicitation, holders of Notes who do not tender will no longer have the covenant protections that were previously afforded by the indentures.

Q:	What risks should you consider in deciding whether to convert your Notes?

A:	In deciding whether to participate in the offer, you should carefully consider the discussion of risks, uncertainties and factors described in this offering circular, including the sections of this offering circular entitled “Risk Factors” and the section of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Q:	Will the Common Stock issued upon conversion of the Notes be freely tradable?

A:	Yes. The Common Stock you will receive upon conversion of the Notes will be freely tradable, unless you are our affiliate, as that term is defined in the Securities Act, or you acquired your Notes from our affiliate in an unregistered transaction. Our Common Stock is quoted on the OTC Bulletin Board under the symbol “TMAS.” For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	Are any Notes held by our directors or officers?

A:	No. None of our directors or executive officers hold any Notes. However, Lacy J. Harber, our principal stockholder, holds Notes through LJH. For further information, we refer you to the sections of this offering circular entitled “The Offer and Consent Solicitation” and “Security Ownership of Affiliates and Management.”

Q:	Is our board of directors recommending that you convert your Notes?

A:	TIMCO Aviation Services, Inc. is making the offer and consent solicitation. While our board of directors believes that an early conversion of the Notes is in the best interest of both us and our stockholders and Noteholders, each holder of Notes will need to make an independent investment decision as to whether or not they wish to tender their Notes in the offer and consent solicitation. For further information, we refer you to the sections of this offering circular entitled “The Offer and Consent Solicitation” and “Background and Reasons for the Offer and Consent Solicitation.”

Q:	Do we have the current authority to issue the Common Stock?

A:	Yes. The Common Stock we propose to issue upon conversion of the Notes represents currently authorized shares of our Common Stock which our board of directors may issue without stockholder approval. Provided that the conditions described under the section of this offering circular entitled “The Offer and Consent Solicitation “have been satisfied, and unless the offer and consent solicitation has been terminated by us, we intend to issue Common Stock for properly tendered Notes promptly following the expiration of the offer and consent solicitation. For more information regarding the timing of the issuance of Common Stock in the offer and consent solicitation, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	Do you intend to seek any stockholder action after the offer and consent solicitation with respect to the outstanding shares of Common Stock?

A:	Yes. After completion of the offer and consent solicitation, we expect to seek authority from our stockholders to effect a significant reverse split of our issued and outstanding Common Stock. We are currently contemplating seeking authority to effect a reverse stock split of not less than one-share-for-20 shares, although we reserve the right to seek approval of a smaller or larger reverse stock split. We expect to bring the proposal for a reverse stock split to our stockholders for consideration at the 2005 Annual Meeting of Stockholders.

Q:	Are there any material conditions to the offer and consent solicitation?

A:	Our completion of the offer and consent solicitation is contingent upon:

•	the absence of any determination that the offer and consent solicitation violates any law, rule or interpretation of the SEC staff;

•	the absence of any pending or threatened proceeding that materially impairs our ability to complete the offer and consent solicitation;

•	the absence of any material adverse development in any existing legal proceeding involving us or any of our subsidiaries;

•	the absence of any material adverse change in the trading price of the Notes or Common Stock in any major securities or financial market, or in the United States trading markets generally;

•	the absence of any material adverse change in our business, financial condition or operations; and

•	the consent of our Lenders under our senior credit facilities is required for the amendments to the indentures.

      If any of these conditions are not satisfied or waived by us, we will not be obligated to complete the offer and consent solicitation and issue the additional shares of Common Stock representing the Conversion Premium for any properly tendered Notes. See “The Offer and Consent Solicitation — Conditions to the Offer and Consent Solicitation” and “Description of Other Indebtedness — Lender Approval Required for Proposed Amendments.”

Q:	What are the federal income tax consequences to you of participating in the offer and consent solicitation?

A:	You may recognize income, gain or loss upon the conversion of a Note into shares of our Common Stock. For more information regarding the tax consequences to you as a result of participating in the offer and consent solicitation, we refer you to the section of this offering circular entitled “Certain United States Federal Income Tax Considerations.” The tax consequences you may experience as a result of participating in the offer and consent solicitation will depend on your individual situation. You should consult your tax advisor for a full understanding of these tax consequences.

Q:	How will we account for the offer and consent solicitation?

A:	We will reclassify the carrying amount of converted Notes from long-term liabilities to stockholders’ equity on our balance sheet. If outstanding Notes are tendered, we will recognize a charge to net income based on the value of the premium shares issued in the offer and consent solicitation. The charge will be recorded on the date that holders of our Notes convert their debt into equity securities or enter into binding agreements to do so, whichever occurs first. For further information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation — Accounting Treatment.”

Q:	Is our financial condition relevant to your decision to convert your Notes in the offer and consent solicitation?

A:	In our view, holders of the Notes currently own a common stock equivalent. While the indentures relating to the Notes provide that the Notes are to be considered a debt security in any bankruptcy proceeding involving us, we do not believe that we will be involved in any bankruptcy proceeding at any time prior to the maturity of the Notes (or thereafter). However, our financial condition and future results of operations may be relevant to your decision to elect to retain any Common Stock issued to you in connection with converting your Notes in the offer and consent solicitation. Noteholders must make their own independent assessment of the market risks associated with holding Notes or Common Stock.

Q:	Will TIMCO Aviation Services, Inc. receive any cash proceeds from the offer and consent solicitation?

A:	No.

Q:	By what date must you tender your Notes for conversion and when does the offer and consent solicitation expire?

A:	To participate in the offer and consent solicitation, you must properly tender your Notes for conversion no later than 5:00 P.M., New York City time, on March 1, 2005 unless such date is extended by us. For more information regarding the time period for tendering your Notes for conversion, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	Under what circumstances may we extend or terminate the offer and consent solicitation?

A:	We can extend the offer and consent solicitation in our sole and absolute discretion, and we reserve the right to do so. During any extension of the offer and consent solicitation, the Notes that were previously tendered for conversion and not withdrawn will remain subject to the offer and consent solicitation. In addition, we expressly reserve the right to terminate the offer and consent solicitation and not issue the Conversion Premium if any of the events described in the section of this offering circular entitled “The Offer and Consent Solicitation” occur. For more information regarding our right to extend or terminate the offer and consent solicitation, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation — Conditions to the Offer and Consent Solicitation.”

Q:	How will you be notified if the offer and consent solicitation is extended or amended?

A:	We will issue a press release or otherwise publicly announce any extension or amendment of the offer and consent solicitation. The release or announcement of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the offer and consent solicitation. For more information regarding notification of extensions or amendments of the offer and consent solicitation, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	How do you tender your Notes for conversion?

A:	If your Notes are held in the name of a broker, dealer or other nominee, the Notes may be tendered by your nominee through The Depository Trust Company. If your Notes are not held in the name of a broker, dealer or other nominee, you must tender your Notes, together with a completed Special Conversion Letter of Transmittal and any other documents required thereby, to our conversion agent, no later than the time the offer and consent solicitation expires. For more information regarding the procedures for tendering your Notes, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	When will you receive the Common Stock in conversion for your Notes?

A:	Subject to the satisfaction or waiver of all conditions to the offer and consent solicitation, and assuming we have not elected to terminate or amend the offer and consent solicitation, we will accept for conversion Notes that are properly tendered for conversion and not withdrawn prior to the expiration of the offer and consent solicitation at 5:00 P.M., New York City time, on March 1, 2005, unless such date is extended by us. Promptly following that date, Common Stock will be delivered in exchange for properly tendered Notes. For more information regarding our obligation to issue Common Stock for tendered Notes, we refer you to the sections of this offering circular entitled The Offer and Consent Solicitation — Procedures for Tendering Notes and Delivering Consents — Acceptance of Notes for Conversion and Payment; Delivery of Common Stock.

Q:	What will happen if your Notes are not accepted for conversion in the offer and consent solicitation?

A:	If we decide for any reason not to accept any Notes that have been tendered for conversion in the offer and consent solicitation, we will arrange for the conversion agent to return the Notes to the holder who elected to convert, at our expense, promptly after the expiration or termination of the offer and consent solicitation. The Depository Trust Company will credit any withdrawn or unaccepted Notes to the tendering holder’s account at DTC. For more information, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	What is the deadline and what are the procedures for withdrawing your previously tendered Notes and Consents?

A:	You may withdraw previously tendered Notes and revoke your previously delivered Consent at any time before the expiration date for the offer and consent solicitation. To withdraw previously tendered Notes Consents, you are required to deliver a written notice of withdrawal and revocation to our conversion agent, with all the information required by the notice of withdrawal and revocation, prior to the applicable expiration date. A valid withdrawal of tendered Notes will be deemed a revocation of the related consent. A holder may not validly withdraw a consent unless such holder validly withdraws such holder’s previously tendered Notes. For more information regarding your right to withdraw your tendered Notes and the procedures for doing so, we refer you to the section of this offering circular entitled “The Offer and Consent Solicitation.”

Q:	Will holders of our Notes have appraisal or dissenters’ rights in connection with the offer and consent solicitation?

A:	No. Appraisal or dissenters’ rights are not available. You should read this offering circular for information regarding the rights that are available to you.

Q:	Are there any government or regulatory approvals required for the consummation of the offer and consent solicitation?

A:	We are not aware of any governmental or federal or state regulatory approvals required for the consummation of the offer and consent solicitation, other than filing a Schedule TO with the U.S. Securities and Exchange Commission and otherwise complying with applicable securities laws.

Q:	Who is the conversion agent for the offer and consent solicitation?

A:	Continental Stock Transfer & Trust Company is the conversion agent for the offer and consent solicitation. For further information, we refer you to the section of this offering circular entitled “Conversion Agent.”

Q:	To whom can you direct your questions about the offer and consent solicitation?

A:	If you have questions regarding the information in this offering circular or the offer and consent solicitation, please contact us or our information agent at the telephone number or address listed below. If you have questions regarding the procedures for tendering your Notes for conversion or delivering Consents or require assistance in tendering your Notes or delivering Consents, please contact our conversion agent, Continental Stock Transfer & Trust Company, at the telephone number or address listed below. If you would like additional copies of this offering circular, our 2003 Annual Report on Form 10-K, as amended, our 2004 quarterly reports on Form 10-Q, and our current reports on Form 8-K, please contact us or our information agent at the telephone number or address listed below.

Conversion Agent	Company	Information Agent

Continental Stock Transfer & Trust Company Reorganization Dept. 17 Battery Place 8th Floor New York, N.Y. 10004 (212) 845-3229	TIMCO Aviation Services, Inc. 623 Radar Road Greensboro, NC 27410 Attn: Investor Relations (336) 668-4410 (x 3061)	Morrow & Co., Inc. 445 Park Avenue New York, N.Y. 10022 (800) 654-2468 (212) 754-8000

      For a complete description of the Common Stock and Notes, see “Description of Common Stock,” “Description of Notes,” “Material United States Federal Income Tax Consequences,” and “Certain Securities Law Considerations”.

RISK FACTORS

      SEE “RISK FACTORS” BEGINNING ON PAGE 14 FOR A DISCUSSION OF RISKS RELATING TO THE OFFER AND CONSENT SOLICITATION AND THE OWNERSHIP OF OUR COMMON STOCK.

MATERIAL DIFFERENCES IN RIGHTS AS A RESULT OF THE OFFER AND CONSENT SOLICITATION

      By participating in the offer and consent solicitation, you will forego whatever rights may be available to you pursuant to the indentures relating to the Notes. If you participate in the offer and consent solicitation, however, you will, as a holder of Common Stock, be entitled to full voting rights with respect to your shares. See “Risk Factors,” “Description of Common Stock” and “Description of the Notes.”

SUMMARY HISTORICAL FINANCIAL INFORMATION

      The following table represents our summary consolidated financial information. The historical results presented below are not necessarily indicative of results that you can expect for any future period. The summary financial data set forth below should be read in conjunction with the Consolidated Financial Statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which contains a description of the factors that materially affect the comparability, from period to period, of the information presented herein, included in the annual report on Form 10-K for the year ended December 31, 2003, as amended, and in the quarterly report on Form 10-Q for the three and nine months ended September 30, 2004 which are incorporated by reference into this offering circular. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

      In connection with the tender offer, we will record a charge to our consolidated statement of operations reflected as a cost of conversion of subordinated debt relating to the share premium offered hereby. If all of the Notes are tendered in the offer and consent solicitation, we would expect this charge to total approximately $300,000. This charge will be recorded on the date that the Noteholders convert their debt into equity securities or enter into binding agreements to do so, whichever occurs first.

	Nine Months Ended		Fiscal Years Ended

	September 30,	September 30,	December 31,	December 31,
	2004	2003	2003	2002

	(In thousands, except per share data)
Income Statement Data:
Operating Revenues	$235,654	$167,706	$242,514	$181,973
Gross profit	20,221	10,520	16,183	2,268
(Loss) income from continuing operations	(1,077)	(2,755)	(4,303)	3,272
Net income (loss)	$130	$638	$(261)	$7,022
Basic earnings per share:
(Loss) income from continuing operations	$(0.03)	$(0.09)	$(0.14)	$0.13
Net income (loss)	$0.00	$0.02	$(0.01)	$0.27
Diluted earnings per share:
(Loss) income from continuing operations	$(0.03)	$(0.09)	$(0.14)	$0.01
Net income (loss)	$0.00	$0.02	$(0.01)	$0.03

		As of
	September 30,	December 31,	December 31,
	2004	2003	2002

	(In thousands, except per share data)
Balance Sheet Data:
Current Assets	$76,887	$69,722	$43,320
Noncurrent Assets	61,604	83,169	87,706
Current Liabilities	64,710	68,662	53,497
Noncurrent Liabilities	169,416	179,994	174,291
Stockholders’ Deficit	(95,635)	(95,765)	(96,762)
Book Value Per Share	$(3.02)	$(3.03)	$(3.06)

Ratio of Earnings to Fixed Charges:

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” includes pretax earnings from continuing operations plus fixed charges and “fixed charges” includes interest and amortization of debt expense. The following table presents our ratio of earnings to fixed charges for 2002 and 2003 and for the nine month periods ended September 30, 2004 and 2003.

	Nine Months Ended		Fiscal Years Ended

	September 30,	September 30,	December 31,	December 31,
	2004	2003	2003	2002

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A

      Earnings were inadequate to cover fixed charges by $5.3 million and $500,000, respectively, in fiscal 2003 and 2002. Earnings were inadequate to cover fixed charges by $1.1 million and $3.6 million, respectively, for the nine months ended September 30, 2004 and 2003.

CAPITALIZATION

      The following table sets forth (1) our actual capitalization as of September 30, 2004 and (2) our pro forma capitalization as of September 30, 2004 after giving effect to the conversion of all of the Notes and the exercise in full of the LJH Warrant. The unaudited historical balance sheet information from which this capitalization table has been derived has been prepared based on the historical consolidated financial statements and related notes of TIMCO that are incorporated into this offering circular by reference herein. The pro forma adjustments are based on available information and certain adjustments that our management believes are reasonable. In the opinion of our management, all adjustments have been made that are necessary to present fairly the unaudited pro forma capitalization data.

	As of September 30, 2004

	Actual	Adjustments			Pro Forma

	(In thousands, except share data)
Revolving loan	$10,864	$			$10,864
Notes payable to financial institutions	14,400				14,400
Capital lease obligation	5,160				5,160
Related party term loan	14,412				14,412
Senior subordinated notes due 2008	16,247				16,247
Senior subordinated convertible PIK notes due 2006	115,800		(115,800	)(A)	—
Junior subordinated convertible PIK notes due 2007	3,401		(3,401	)(A)	—

Total debt	$180,284		$(119,201)		$61,083

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, one million shares authorized, none outstanding, 15,000 shares designated series A junior participating	$—		$—		$—
Common Stock, $0.001 par value, 500 million shares authorized, 31,640,994 shares issued and outstanding on September 30, 2004; 486,562,978 shares issued and outstanding pro forma	32		455	(B)	487
Additional paid in capital	182,088		119,199	(B)	301,287
Accumulated deficit	(277,755)		(320)		(278,075)

Total stockholders’ (deficit) equity	(95,635)		$119,334		$23,699

Total capitalization	$84,649		$133		$84,782

(A)	Represents the conversion of all of the outstanding Senior Notes and Junior Notes into shares of Common Stock in the offer and consent solicitation.

(B)	Reflects: (i) the issuance of 270,275,706 shares of Common Stock to the holders of the Senior Notes; (ii) the issuance of 9,319,852 shares of Common Stock to the holders of the Junior Notes; (iii) the issuance of 41,939,332 shares of Common Stock to the holders of the Senior Notes and Junior Notes as a conversion premium; and (iv) the issuance of 133,387,094 shares to LJH on the full exercise of the LJH Warrant.

RISK FACTORS

      You should read the following for a discussion of certain risks and other conditions relating to the offer and consent solicitation, our business and operations, our regulatory environment and our structure.

A.	THERE ARE GENERALLY GREATER RISKS ASSOCIATED WITH STOCK OWNERSHIP THAN WITH DEBT OWNERSHIP.

      In the event of TIMCO’s dissolution or liquidation of its assets, under Delaware law TIMCO’s obligations to creditors under its debt instruments, such as credit facilities, guaranties and notes, receive priority in the distribution of TIMCO assets. If any assets are remaining after distribution to such creditors, then only those remaining assets may be distributed pro rata to the holders of our Common Stock. While it is possible that the Notes will be treated as equity in a bankruptcy proceeding of us as a result of their automatic conversion into shares of Common Stock at maturity, the Notes provide by their terms that they are to be treated as debt in any bankruptcy proceeding.

B.	THERE ARE RISKS ASSOCIATED WITH OWNERSHIP OF OUR COMMON STOCK.

Control is vested in our principal stockholder.

      Lacy Harber, our principal stockholder, beneficially owns approximately 60% of our currently outstanding Common Stock (excluding the impact of the exercise of the LJH Warrant). As a result, Mr. Harber is able to control the vote on all matters submitted to the vote of our stockholders and therefore, able to direct our management and policies, including, but not limited to, the election of our entire board of directors.

      In addition, under such circumstances, we will not, without Mr. Harber’s approval, be able to consummate transactions involving an actual or potential change of control of our business, including transactions that might result in our being obligated to redeem the Notes as a result of a change of control.

Our existing stockholders, including Noteholders who participate in the offer and consent solicitation, will experience substantial dilution upon the exercise of the LJH Warrant.

      In May 2003, we issued the LJH Warrant. Under the LJH Warrant, Mr. Harber has the right (for nominal consideration) to purchase that number of shares of our Common Stock that is equal to 30% of our outstanding Common Stock (on a fully diluted basis). The LJH Warrant was issued in May 2003 in connection with a loan that Mr. Harber made to us. See “Description of Other Indebtedness — Related Party Term Loan.”

      Mr. Harber has advised us that simultaneously with the closing of the offer and consent solicitation, he intends to exercise the LJH Warrant (in whole or in part) with respect to the then outstanding shares of our Common Stock, but without taking into account the premium shares issued to the Senior and Junior Noteholders in accordance with the offer and consent solicitation. However, if less than all of the Senior Notes and Junior Notes are tendered in the offer and consent solicitation, we will allow Mr. Harber to exercise the LJH Warrant in part simultaneously with the closing of the offer and consent solicitation and will thereafter issue to him an amended warrant that is exercisable for 30% (on a fully diluted basis) of the shares of Common Stock that will be issuable to holders of untendered Senior Notes and Junior Notes on the maturity of such Notes. As such, Mr. Harber will receive upon the full exercise of his warrant the same number of shares of Common Stock that he would have otherwise received had the Notes automatically converted into Common Stock at their maturity and he had exercised his warrant immediately thereafter.

Since our Common Stock is deemed a “penny stock,” its liquidity has been adversely affected.

      The price of our Common Stock fell below $1.00 per share in September 2001. If the market price for our Common Stock remains below $1.00 per share (as it has since the fourth quarter of 2002), our

Common Stock will continue to be deemed to be a penny stock. So long as our Common Stock is considered a penny stock, it will be subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared before any transaction involving a penny stock, and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because of these additional obligations, some brokers choose not to effect transactions in penny stocks. This has in the past and may continue to have in the future an adverse effect on the liquidity of our Common Stock.

Our Common Stock is thinly traded. Our stock price may fluctuate more than the stock market as a whole.

      As a result of the thin trading market for our Common Stock, its market price may fluctuate significantly more than the stock market as a whole or the stock prices of similar companies. Of the 31,640,994 shares of our Common Stock currently outstanding, approximately 60% are currently owned by Lacy Harber, our principal stockholder (without accounting for the LJH Warrant). Without a larger float, our Common Stock will likely be less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices for our Common Stock may be more volatile. Among other things, trading of a relatively small volume of our Common Stock may have a greater impact on the trading price for our Common Stock than would be the case if our public float were larger. In addition, sales of a substantial amount of Common Stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our Common Stock. Possible or actual sale of any of these shares, particularly by Mr. Harber, may decrease the market price of our Common Stock. In that regard, Mr. Harber has advised us that he intends to sell approximately 1.2 million shares of our Common Stock over the next year in connection with certain personal tax planning.

The market price of our Common Stock could be depressed by future sales.

      Future sales of our Common Stock, or the perception that these sales could occur, could adversely affect the market price of our Common Stock. We cannot assure you as to when, and how many of, the shares of our Common Stock will be sold and the effect these sales may have on the market price of our Common Stock. In addition, we may issue additional shares of Common Stock in connection with possible future acquisitions or other transactions. Although these securities may be subject to regulatory or contractual resale restrictions, as these restrictions lapse or if these shares are registered for sale to the public, they may be sold to the public. In the event we issue a substantial number of shares of our Common Stock, which subsequently become available for unrestricted resale, there could be a material adverse effect on the prevailing market price of our Common Stock.

Adjustments to Common Stock purchase warrant exercise prices and exercise dates.

      We have outstanding Common Stock purchase warrants to purchase 10,156,126 shares of our Common Stock at an exercise price of $5.16 per share until February 28, 2007. While we have no intent to take any of these actions, we may, in our sole discretion, and in accordance with the terms of the warrant agreements with the warrant agents, reduce the exercise price of the Common Stock purchase warrants and/or extend the time within which the warrants may be exercised, depending on such things as current market conditions, the price of the Common Stock and the our need for additional capital. Further, in the event that we issue certain securities or make certain distributions to the holders of our Common Stock, the exercise price of the warrants may be reduced. Any such price reductions (assuming exercise of the warrants) will provide less money for us, higher incremental expense and possibly adversely affect the market price of our securities.

We are subject to significant anti-takeover provisions.

      Our certificate of incorporation and bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. In addition, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any of these series without stockholder approval. Our ability to issue preferred stock could discourage unsolicited acquisition proposals, or make it difficult for a third party to gain control of us, which could adversely affect the market price of our Common Stock.

C.	RISKS ASSOCIATED WITH NOT CONVERTING THE NOTES INTO COMMON STOCK AT THIS TIME.

Depending upon the number of holders that convert their Notes into Common Stock, there may be an even more illiquid trading market in which to sell your Notes after the offer and consent solicitation ends.

      Although we believe that there is currently a limited secondary market for our Notes, this may stop at any time, especially after the offer and consent solicitation expires. Because we expect that many holders of our Notes will elect to exchange their Notes for Common Stock, there may be very few Notes left outstanding after the offer and consent solicitation and, therefore, very little interest in trading our Notes. Because we believe there is already an illiquid market for the Notes and will be more so after the offer, holders of our Notes may not be able to sell their Notes at favorable prices should they decide to exit this investment after the offer and consent solicitation expires.

If the holders of a majority of our Senior Notes and Junior Notes (excluding Mr. Harber) accept the offer and consent solicitation, the remaining Notes will lose the covenant protections that are currently afforded by the indentures relating to the Senior Notes and Junior Notes.

      Holders of Senior Notes and Junior Notes who tender their Notes will also be consenting to amendments to the indentures governing the terms of the Senior Notes and Junior Notes eliminating all of the material restrictive covenants from the indentures, including the requirement that we redeem the Senior Notes and Junior Notes in the event of a change of control of us. If the holders of each of a majority of the Senior Notes and Junior Notes (excluding from such computation the Senior Notes and Junior Notes held by Lacy Harber) tender their Notes in the offer and consent solicitation, remaining holders of the Notes will lose the covenant protections currently afforded by the indentures relating to the Senior Notes and Junior Notes, even though they did not tender their Notes in the offer and consent solicitation.

D.	OUR CONTINUED OPERATIONS ARE SUBJECT TO A NUMBER OF RISKS WHICH MAY AFFECT THE PRICE OF OUR COMMON STOCK IN THE FUTURE.

We incurred losses in 2003 and our liquidity remains tight.

      For the year ended December 31, 2003, we incurred losses from continuing operations of $4.3 million (adjusted for the reclassification of income and expenditures related to an office and warehouse facility that we sold in March 2004). Further, while we had positive net income for the first nine months of 2004, the amount of our net income was minimal ($130,000). We also had a net stockholders’ deficit as of September 30, 2004, and continued to require additional cash flow above amounts currently being provided from operations to meet our working capital requirements. Additionally, as a result of operating activities, we were not in compliance at certain times during 2001, 2002, and during the quarter ended March 31, 2003 with debt covenant requirements under our credit facilities. We, however, obtained waivers of non-compliance with all financial covenants and thereby cured these covenant violations.

      Our ability to service our debt and other obligations as they come due, including maintaining compliance with the covenants and provisions under our debt instruments, is and will continue to be dependent upon our future financial and operating performance. This performance, in turn, is subject to various factors, including certain factors beyond our control, such as changes in conditions affecting the airline industry and changes in the overall economy. Additionally, our customer base has been adversely impacted in the past by various factors, such as the state of the general economy, fluctuations in the price of jet fuel, a significant decline, from calendar year 2000, in passenger airline travel, the currently on-going war on terrorism, the war in Iraq, the outbreak of the SARS virus in Asia and a competitive price reduction in airfare prices. These and other factors may adversely affect our customers in the future.

      Cash flow from operations service payments of our debt and other obligations, thereby reducing funds available for other purposes. Even if we are able to meet our debt service and other obligations when due, we may not be able to comply with the covenants and other provisions under our debt obligations. A failure to comply, unless waived by the lenders and holders of our other obligations, would be an event of default and would permit our lenders and noteholders to accelerate the maturity of these debt and note obligations. It would also permit them to terminate their commitments to extend credit under their financing agreements. If we were unable to repay the debt to the lenders or holders of our other obligations, or otherwise obtain a waiver, the lenders and holders could proceed against the collateral securing the financing obligations and notes, and exercise all other rights available to them. While we expect to be in a position to continue to meet our obligations in future periods, there can be no assurance we will be able to do so.

Risks associated with the aviation services industry.

      The condition of the airline industry has a substantial effect on our business, since our customers consist of airlines, maintenance and repair facilities that service airlines, as well as original equipment manufacturers. Generally, when economic factors adversely affect the airline industry, they tend to reduce the overall demand for maintenance and repair services, causing downward pressure on pricing and increasing the credit risks associated with doing business with airlines. Additionally, the price of jet fuel affects the maintenance and repair markets, since older aircraft, which consume more fuel and which currently account for a significant portion of our maintenance and repair services business, become less viable as the price of fuel increases.

      The September 11, 2001 terrorist attacks against the United States of America and the resulting increase in airline insurance costs, additional government mandated passenger taxes and fees, and increased airport security costs, have had a severe impact on the aviation industry. These factors, in conjunction with an overall slowdown in the U.S. economy, a reduction in passenger levels, and the overall instability in the Middle East (including the currently on-going war on terrorism and the war in Iraq) have resulted in operating losses for U.S. airline carriers in excess of $10.3 billion for 2001, $8.6 billion for 2002, $3.6 billion for 2003 and an estimated $5.0 billion for 2004. In addition to these adverse factors, fiscal 2003 was further impacted by the outbreak of the SARS virus in Asia and fiscal 2004 was impacted by the high price of oil. As a result of these factors, many commercial passenger airlines and air cargo carriers reported significant reductions in their capacity and have taken out of service upwards of 20% of their aircraft. This reduction in capacity has lessened the aircraft maintenance required by such airlines (and thereby the amount of maintenance being outsourced to companies like TIMCO). The impact of these factors has resulted with the filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Court by several carriers. The most notable for us has been the filing for protection from creditors under Chapter 11 by United Air Lines on December 9, 2002 (United has been our largest customer during the last three fiscal years). As of the date of this offering circular, United Air Lines has not emerged from protection of the Bankruptcy Court. In addition to United Air Lines, other carriers have filed bankruptcy or publicly discussed the potential of seeking protection from creditors through a voluntary bankruptcy filing. As related to us, current exposures to carriers that are at risk of filing for protection are continuously evaluated and monitored, though we have in the past, and may in the future, experience losses relating to these credit exposures. Additionally, the Company is positioning itself for potential favorable implications of these Chapter 11 filings and resurgence of the airlines, as it is anticipated that additional maintenance outsourcing opportunities could result as these airlines look for cost reduction alternatives.

      We believe that all of the above factors could continue to have a negative impact on our business in the foreseeable future. In response, we have taken steps to reduce our costs. These terrorist attacks and related aftermath events and the overall slowdown in the U.S. economy have also impacted our competition, with several of our competitors exiting the MR&O business.

The loss or a significant downturn in the operations of one or two of our major customers could materially affect our business.

      Our ten largest customers accounted for approximately 76% and 82% of our total revenues for the years ended December 31, 2003 and 2002, respectively, and approximately 79% of our total revenues for the nine months ended September 30, 2004. Of these ten customers, two represented approximately 26% and 17% of our total revenues, respectively for the year ended December 31, 2003 and three represented approximately 27%, 15% and 11% of our total revenues, respectively, for the nine months ended September 30, 2004. The largest of these customers, United Air Lines, is currently in reorganization under Chapter 11 of the United States Bankruptcy Code. No other customer represented more than 10% of our consolidated revenues for 2003 or for the nine months ended September 30, 2004. While the relative significance of customers varies from period to period, the loss of, or significant curtailments in purchases of our services by, one or more of our significant customers at any time has in the past and may in the future adversely affect our revenue and cash flow.

We have incurred losses in the past and we may incur losses in the future. If we incur losses in the future, our ability to obtain sufficient working capital for our operations and our ability to service our indebtedness may be impaired.

      We incurred losses from continuing operations of $4.3 million in 2003. In 2002, we reported net income of $7.0 million that included a gain from debt extinguishment of $27.3 million. If we incur losses in the future, we will likely limit our ability to obtain sufficient working capital for our operations and our ability to execute our business strategy. In addition, our ability to service our indebtedness may be harmed because we may not generate sufficient cash flow from operations to pay principal or interest when due.

      A large portion of our operating expenses are relatively fixed and cancellations, reductions or delays in orders by a customer or group of customers has in the past and could in the future have a material adverse effect on our business, financial condition or results of operations.

We are highly leveraged.

      We are highly leveraged. This could have important consequences to us, including:

•	our vulnerability to adverse general economic and industry conditions;

•	our ability to obtain additional financing for future working capital expenditures, general corporate or other purposes, particularly where our current lenders have a lien on all of our assets; and

•	the requirement that we obtain the consent from our lenders if we wish to borrow additional amounts.

We depend on financing transactions.

      We are primarily dependent on cash flow from operations and borrowings to meet our working capital requirements.

•	During 2001, we relied primarily on proceeds from sales of our various business operations and on borrowings under our senior revolving credit facility to reduce our senior term debt and to fund our working capital requirements.

•	During 2002, we relied on proceeds from sales of business operations, borrowings under our senior revolving credit facility, our note exchange and rights offering, and our income tax refund to reduce our senior debt and to fund our working capital requirements.

•	During 2003 and 2004, we continued to rely on borrowings under our senior revolving credit facility and proceeds from our related party term loan to fund our working capital requirements.

      We continue to require cash flows above amounts currently being provided from operations to meet the working capital requirements of our operations. We cannot assure you that additional financing will be available to us in the future, if required, for these purposes.

Our lenders impose significant restrictions on us.

      Our senior credit facilities and the indentures relating to our Senior Notes and Junior Notes impose significant operating and financial restrictions on us. These restrictions may significantly limit our ability to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. In addition, our failure to comply with these restrictions could result in an event of default which, if not cured or waived, could materially adversely affect our business, financial condition or results of operations.

Our business is subject to heavy government regulation.

      The aviation industry is highly regulated by the Federal Aviation Administration in the United States and by similar agencies in other countries. We must be certified by the FAA in order to repair aircraft and aircraft components.

      We cannot assure you that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not materially adversely affect our business, financial condition or results of operations.

Our business is highly competitive.

      The airline industry and the markets for our products and services are extremely competitive, and we face competition from a number of sources. Our competitors include aircraft manufacturers, aircraft part manufacturers, airline and aircraft service companies and other companies providing maintenance, repair and overhaul services. Some of our competitors have substantially greater financial and other resources than we do. We cannot assure you that competitive pressures will not materially adversely affect our business, financial condition or results of operations.

Our business is susceptible to liability claims.

      Our business exposes us to possible claims for personal injury or death which may result if we were negligent in repairing an airplane. We cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate to protect us in all circumstances. Additionally, we cannot assure you that we will be able to maintain adequate insurance coverages in the future at an acceptable cost. Any liability claim not covered by adequate insurance could materially adversely affect our business, financial condition or results of operations.

We depend on our executive officers and our employees.

      Our continued success depends significantly upon the services of our executive officers and upon our ability to attract and retain qualified personnel in all of our operations. While we have employment agreements with all of our executive officers and certain of our key employees, most of our employees are employed on an at-will basis. The loss of one or more of our executive officers and of a significant number of our other employees without capable replacements could materially adversely affect our business, financial condition or results of operations.

      Our airframe heavy maintenance business (which constitutes more than 80% of our current business) requires qualified mechanics and other personnel to provide services requested by our customers, and our ability to meet customer requirements depends on our ability to attract and retain the mechanics and other qualified personnel necessary to provide services at the physical locations of our operations. In that regard, we utilize outside contractors to provide personnel when we cannot otherwise hire required personnel. While we have been able to obtain sufficient mechanics and other required personnel to date, there can be no assurance we will be able to obtain all personnel required in the future. This may constrain our ability to grow our operations from their current levels.

FORWARD-LOOKING STATEMENTS

      This offering circular, and the documents that are incorporated into this offering circular by reference, contain forward looking statements. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “approximate,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These include forward looking statements on, among other matters:

•	the benefits and effects of the offer and consent solicitation on our business and financial condition,

•	the impact of the offer and consent solicitation on our existing holders of Common Stock and the market for our Common Stock and the Notes,

•	our business strategy and our future plans for our business,

•	anticipated trends and our competitive position in the industry in which we operate, and

•	our anticipated performance in future periods.

      These forward looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to our operations and results of operations, including, among others, the risks described in this offering circular under “Risk Factors” and the following:

•	the amount of the Notes converted in the offer and consent solicitation,

•	the financial health of the U.S. passenger and freight airline industry, and the impact of the financial health of that industry on the maintenance, repair, and overhaul (“MR&O”) industry generally and our business specifically,

•	the amount of MR&O business being outsourced by the airline industry in general and our airline customers in particular,

•	factors that effect the financial health and well-being of our airline customers, such as the September 11, 2001 terrorist attacks, the global war on terrorism, the currently on-going war in Iraq and the SARS outbreak,

•	the effect of competition on our business, including the effects of competition on the pricing of the services and goods that we provide,

•	our ability to achieve gross profit margins at which we can be profitable, including margins on services that we perform on a fixed price basis and our ability to accurately project our costs in a dynamic environment,

•	our ability to generate sufficient working capital from our operations and from our available credit facilities to meet our operating requirements and service our indebtedness,

•	our maintaining good relations with our customers and vendors,

•	our ability to fully utilize our hangar space dedicated to maintenance and repair services,

•	our ability to manage our business efficiently and achieve both positive income and cash flow from our operations,

•	our ability to attract and retain the services of our executive officers and key employees,

•	our ability to attract and retain a sufficient number of mechanics to perform the maintenance, overhaul and repair services requested by our customers,

•	our ability to integrate future acquisitions, and

•	future changes in government regulations.

      Should one or more of the assumptions underlying our forward looking statements prove incorrect, or should future events occur that change the landscape of our industry and our customers, the forward-

looking statements contained in this report or the future financial results described in this report may not ultimately come true. We are not obligated, nor do we undertake the obligation, to revise these forward looking statements to reflect future events or circumstances.

IMPORTANT INFORMATION REGARDING THE OFFER AND CONSENT SOLICITATION

      This offer and consent solicitation does not constitute an offer to sell or a solicitation of an offer to buy our securities in any jurisdiction where it is unlawful to make such an offer or solicitation.

      This offer and consent solicitation is being made in reliance upon an exemption from registration provided under Section 3(a)(9) of the Securities Act and applicable exemptions under state securities laws.

      We will not pay any commission or other remuneration to any broker, dealer, salesman or other person to solicit conversion of the Notes.

      We are not aware of any jurisdiction where making the offer and consent solicitation is not in compliance with applicable law. If we become aware that the offer and consent solicitation is not in compliance with any jurisdiction’s valid applicable law, we will make a good faith effort to comply with such law. If with our good faith efforts, we cannot comply with such law, the offer and consent solicitation will not be made to (nor will tenders or consents be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

      You should rely only on the information incorporated by reference or provided in this offering circular. We have not authorized anyone to provide you with different information. You should not assume that the information in this offer and consent solicitation or any supplement is accurate as of any date other than the date on the cover of the document. By converting your Note and delivering your Consent, you represent that you are basing your decision solely on this offer and consent solicitation and your own examination of TIMCO and the terms of the proposed conversion, including the merits and risks involved. The contents of this offer and consent solicitation should not be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to such matters.

BACKGROUND AND REASONS FOR THE OFFER AND CONSENT SOLICITATION

Background of and Reasons for the Offer and Consent Solicitation

      The offer is being made to simplify and clean up our balance sheet. We believe that cleaning up our balance sheet at this time will open potential opportunities for us to raise incremental working capital for our business, engage in transaction involving our securities and take steps to create a more efficient market for our Common Stock.

      The purpose of the consent solicitation is to eliminate substantially all of the covenants contained in the indentures relating to the Notes.

Plans of the Company after the Offer and Consent Solicitation; Effects of the Offer and Consent Solicitation

      Following the consummation of the offer and consent solicitation and the exercise of the LJH Warrant, we plan to continue to conduct our business and operations substantially in the same manner as they are currently being conducted. Although we continually evaluate the merits of potential commercial and strategic transactions, except as described in this offering circular, we currently have no plans, proposals or negotiations that would result in:

•	the acquisition by any person of additional securities of the company, or the disposition of securities of the company, except transactions by Mr. Harber, as described herein;

•	an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving us or any of our subsidiaries;

•	any change in our present board of directors or management, including but not limited to a plan or proposal to change the number or term of our directors, to fill any existing vacancy on our board of directors or to change any material term of the employment contract of any of our executive officers;

•	any material change in our indebtedness or capitalization and the application from time to time of available cash to repay outstanding debt;

•	other than the contemplated reverse stock split described herein, any other material change in our corporate structure or business;

•	any changes in our certificate of incorporation or bylaws or any other actions that may impede the acquisition or control of us by any person;

•	any class of our equity securities becoming eligible for termination under Section 12(g)(4) of the Exchange Act; or

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act.

      Holders of Notes who convert their Notes in the offer and consent solicitation will receive shares of our Common Stock and cash in lieu of fractional shares.

      To the extent that Notes are tendered for conversion in the offer and consent solicitation, the trading market for the remaining Notes may become even more limited or may cease altogether. As a result, if you choose not to tender your Notes in the offer and consent solicitation, you may find it more difficult to sell your Notes in the future at intervals or prices acceptable to you.

      All Notes tendered in the offer and consent solicitation will be retired and canceled.

      For a discussion of certain federal income tax consequences of the offer and consent solicitation applicable to holders of Notes, see “Certain United States Federal Income Tax Considerations.”

      For a discussion of how we will account for the offer and consent solicitation, see “The Offer and Consent Solicitation — Accounting Treatment.”

Determination of Conversion Premium

      We have structured the offer and consent solicitation to give holders of the Notes the opportunity to receive a premium payable in additional shares of our Common Stock in return for their agreement to an early conversion of their Notes. We believe that it will be more advantageous to holders of our Notes to agree to accept our offer and consent solicitation than to retain their Notes or the rights Noteholders would possess if they refrained from tendering in the offer and consent solicitation (or if we elected not to make the offer and consent solicitation).

      Non-tendering holders will continue to own their Notes and receive PIK interest on their Notes to (but excluding) the date on which the Notes mature and automatically convert into Common Stock. However, all such additional PIK interest and accrued but unpaid interest will not increase the shares of Common Stock distributable to a Noteholder on the automatic maturity of their Notes.

We have approved the offer and consent solicitation for the following reasons.

      Our board of directors has unanimously approved the offer and consent solicitation. In making its determination the board considered a number of factors, including the following:

•	Amount of payments. As indicated in the preceding section entitled “— Determination of Conversion Premium,” our board believes that the Conversion Premium has been calculated to offer holders of our Notes an amount of Common Stock that is more advantageous than the rights a Noteholder would possess if it refrained from tendering Notes in the offer and consent solicitation (or if we elected not to make the offer and consent solicitation).

•	Benefits to the company. The board believes completion of the offer and consent solicitation will enhance our financial position by simplifying our balance sheet, making our balance sheet more understandable and eliminating future uncertainties associated with the automatic conversion of the Notes into Common Stock at their maturity, and that the benefits of these enhancements will accrue to our Noteholders and stockholders.

•	Lack of impact on existing holders of Common Stock. Our board believes that our existing stockholders will benefit from the early conversion of the Notes. Our board also believes that the benefits of early conversion of the Notes outweigh the dilution to the existing stockholders due to payment of the Conversion Premium which is being paid in additional shares of our Common Stock. Further, our board believes that the additional dilution associated with the Conversion Premium does not materially alter the interest in TIMCO that will be owned by existing holders of our Common Stock on the ultimate maturity of the Notes.

•	Liquidity. Tendering holders of Notes will receive Common Stock, which we believe in time is more likely to have a more liquid trading market than the trading market for our Notes.

•	Other factors. The board also considered current and historical trading prices of the Notes and Common Stock, and information provided by management concerning our business, financial condition, results of operations, current business strategy, future business prospects, and material risk exposures. The board was also advised regarding the proposed terms of the offer and consent solicitation by our financial advisors, Houlihan Lokey Howard & Zukin Capital (Houlihan Lokey Howard & Zukin Capital makes no recommendation as to whether or not the Noteholders should tender their Notes in the offer and consent solicitation). In that regard, compensation payable to our financial advisors for their services in regard to advising the board on the proposed terms of the offer and consent solicitation is not contingent upon the success of the offer and consent solicitation.

      In approving the offer and consent solicitation, the board weighed its costs and risks, including the transaction costs associated with the offer, the risk of not completing the offer and consent solicitation, and the potential adverse impact of the offer on the trading market for our Common Stock and our untendered Notes. However, the board determined that the benefits of the offer and consent solicitation outweighed these costs and risks.

      Our board has also approved the offer and consent solicitation for the following reasons:

•	Lack of coercion. The board noted that Noteholders are completely free to accept or reject the offer and consent solicitation in their sole discretion. If Noteholders are unwilling to accept our offer and consent solicitation, they will retain their Notes and will receive the same fixed number of shares of Common Stock being offered hereby at maturity of the Notes, but without the conversion premium. Accordingly, the conversion rights at maturity currently held by Noteholders will not be forfeited or diminished if a holder does not tender. Apart from reduced liquidity in the market for the Notes following consummation of the offer and consent solicitation and the loss of covenant protections if the consent solicitation is successful, the board is unaware of any potential adverse effect of the offer on Noteholders who decline to tender.

•	Sophistication of Noteholders. The board believes that all or a substantial portion of the Notes are held by sophisticated investors who are fully capable of making an informed decision with respect to the offer and consent solicitation.

Other

      The foregoing discussion is not intended to be exhaustive. It is intended to address the principal factors upon which the board based the offer and consent solicitation. In approving the offer and consent solicitation, our board considered all factors as a whole and did not assign specific weight to specific factors.

      Given the approval of our full board, our board did not appoint a committee of independent directors or retain an independent representative to negotiate the terms of the offer and consent solicitation. The offer and consent solicitation does not require the approval of the Noteholders or our stockholders, and, given the voluntary nature of the offer and consent solicitation, we do not believe any such approvals are necessary or appropriate.

      The board is making the offer and consent solicitation at this time for the reasons addressed above under “— Background of and Reasons for the Offer and Consent Solicitation.” The market risks to Noteholders of converting Notes into Common Stock in the offer may differ from the market risks to Noteholders of having their Notes automatically converted into Common Stock at their maturity date. Although the board believes the offer is fair, it has not taken into account the market risk to holders associated with converting their Notes now as opposed to at maturity. Noteholders must make their own independent assessment of these market risks.

      NEITHER WE, NOR OUR BOARD NOR ANY OF OUR ADVISORS OR AGENTS, ARE MAKING ANY RECOMMENDATION REGARDING WHETHER OR NOT YOU SHOULD TENDER NOTES IN THE OFFER AND CONSENT SOLICITATION. ACCORDINGLY, YOU MUST MAKE YOUR OWN INDEPENDENT DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR NOTES.

USE OF PROCEEDS

      We will not receive any cash proceeds from the offer and consent solicitation. Notes surrendered in exchange for shares of Common Stock will be retired and cancelled and cannot be reissued.

THE OFFER AND CONSENT SOLICITATION

Terms of the Offer and Consent Solicitation

      We are offering holders of our Notes the right to receive a premium payable in shares of our Common Stock if they agree to an early conversion of their Notes into Common Stock during the Special Conversion Period. We are also soliciting consents from the holders of our Senior Notes and Junior Notes. If you tender your Notes, you will automatically consent to proposed amendments to the indentures governing your Notes. The amendments will remove all material covenants contained in the indentures, including the covenant restricting the amount of senior debt that we may incur and the covenant requiring us to redeem the Notes upon a change of control. The amendments to the indenture for the Senior Notes will become effective if the holders of at least a majority of the aggregate principal amount of our outstanding Senior Notes tender their Notes in the offer and consent solicitation and the amendments to the indenture for the Junior Notes will become effective if the holders of at least a majority of the aggregate principal amount of our outstanding Junior Notes tender their Notes in the offer and consent solicitation (excluding from this computation Senior Notes and Junior Notes held by Mr. Harber).

      If you elect to convert your Senior Notes into Common Stock during the Special Conversion Period, for each $1,000 in principal amount of Senior Notes, including PIK interest and any accrued but unpaid interest thereon, that you hold, you will receive:

•	the approximately 2,164 shares of Common Stock that you would have received upon the automatic conversion of your Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 324 shares of Common Stock.

      If you elect to convert your Junior Notes into Common Stock during the Special Conversion Period, for each $1,000 in principal amount of Junior Notes, including PIK interest and any accrued but unpaid interest thereon, that you hold, you will receive:

•	the approximately 1,965 shares of Common Stock that you would have received upon the automatic conversion of your Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 294 shares of Common Stock.

      The offer and consent solicitation will expire at 5:00 P.M., New York City time, on March 1, 2005, unless extended or terminated by us.

      If you do not convert your Notes into Common Stock during the Special Conversion Period, you will continue to hold your Notes, which will automatically convert by their terms into Common Stock at their maturity without the payment of any premium. The offer and consent solicitation is being made on the terms and subject to the conditions set forth in this offering circular and in the accompanying Consent and Special Conversion Letter of Transmittal. If the offer and consent solicitation is withdrawn or otherwise not completed, we will return Notes that have been tendered for conversion to you, without expense to you.

      In connection with the offer and consent solicitation, Lacy Harber, who at December 31, 2004 held $21.1 million of our Senior Notes and $181,000 of our Junior Notes and is our principal stockholder, has advised us that he intends to convert his Notes in the offer and consent solicitation.

      Additionally, Mr. Harber is the holder of the LJH Warrant, which allows him to purchase (for nominal consideration) that number of shares that is equal to 30% of our outstanding Common Stock (on a fully diluted basis). Mr. Harber has advised us that simultaneously with the closing of the offer and consent solicitation, he will exercise the LJH Warrant with respect to the shares of Common Stock outstanding at that date, without accounting for the Conversion Premium. Assuming all of the Notes are tendered in the offer and consent solicitation, following the closing of the offer and consent solicitation and the exercise of the LJH Warrant, Mr. Harber will own approximately 43% of our outstanding Common Stock. If less than all of the Notes are tendered in the offer and consent solicitation, we will allow

Mr. Harber to exercise his warrant in part at the closing of the offer and consent solicitation, (with respect to the then outstanding shares), and we will then issue to Mr. Harber an amended warrant that is exercisable for 30% (on a fully diluted basis) of the shares of Common Stock that will be issuable to holders of untendered Notes upon the maturity of the untendered Notes. As such, Mr. Harber will only receive from the full exercise of the LJH Warrant the same number of shares of Common Stock as he otherwise would have received had the Notes automatically converted into Common Stock at their maturity and had he exercised the LJH Warrant immediately thereafter.

      We will issue the shares of Common Stock in payment for Notes converted in the offer and consent solicitation promptly following the date that Notes are accepted by us for conversion. We expect to issue such shares promptly after the expiration date.

      Subject to your right to withdraw your Notes tendered for conversion, we can amend the terms of the offer and consent solicitation and any amendment will apply to the Notes tendered pursuant to the offer and consent solicitation. In addition, we can waive any condition to the offer and consent solicitation and accept any Notes tendered for conversion. Furthermore, we reserve the right at any time to terminate the offer and consent solicitation and not accept for conversion any Notes tendered for conversion pursuant to the offer and consent solicitation for any of the reasons set forth below under “— Conditions to the Offer and Consent Solicitation.”

      We shall be deemed to have accepted validly tendered Notes when, as and if we have given oral or written notice to our conversion agent. Our conversion agent will act as agent for the tendering holders of Notes and for the purpose of receiving the Common Stock consideration from us.

      If any tendered Notes are not accepted for payment because of an invalid tender, the occurrence of other events set forth in this offering circular or otherwise, all unaccepted Notes will be returned, without expense, to the tendering holder promptly after the applicable expiration date. We may undertake a subsequent tender for conversion, or refinancing of, any Notes that continue to remain outstanding after the offer and consent solicitation. No assurance can be given that any such refinancing or additional tender for such Notes will be undertaken or, if undertaken, will be on the same terms as the terms of the offer and consent solicitation.

      This offer and consent solicitation is being made in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act and exemptions under state securities laws, and has not been registered with the SEC. Generally, the Common Stock you will receive in the offer and consent solicitation will be freely tradable, unless (a) you are considered our affiliate, as that term is defined in the Securities Act, or (b) you acquired your Notes from our affiliate in an unregistered transaction.

Expiration Dates; Extensions; Waiver; Termination; Amendment

      The expiration date of the offer and consent solicitation will be March 1, 2005, at 5:00 P.M., New York City time, unless we, in our sole discretion, extend the offer and consent solicitation. In that case, the applicable expiration date will be the latest date and time to which the offer and consent solicitation has been extended. During any extension of the offer and consent solicitation, the Notes that were previously tendered for conversion and not withdrawn will remain subject to the offer and consent solicitation.

We reserve the right, in our sole discretion:

•	to extend the expiration date of the offer and consent solicitation;

•	to waive any condition to an offer and consent solicitation set forth below under “— Conditions to the Offer and Consent Solicitation “and accept any Notes tendered for conversion;

•	to terminate the offer and consent solicitation, if any of the conditions set forth below under “— Conditions to the Offer and Consent Solicitation” have not been satisfied or waived on or prior to the expiration date; and

•	to amend the terms of the offer and consent solicitation in any manner.

      If we extend, terminate or amend the offer and consent solicitation, we will notify our conversion agent by oral, followed by written, notice and will issue a press release or other public announcement regarding the extension, termination or amendment. The release or announcement of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Any amendment to the offer and consent solicitation will apply to all Notes tendered in the offer and consent solicitation. If the offer and consent solicitation is amended in a manner determined by us to constitute a material change, we will promptly disclose this amendment by means of a public announcement or a supplement to this offering circular that will be distributed to the holders of the Notes and, if required by law, the offer and consent solicitation will be extended.

Conditions to the Offer and Consent Solicitation

      The offer and consent solicitation is not conditioned on any minimum number of Notes being tendered. However, our completion of the offer and consent solicitation is contingent upon:

•	the absence of any determination that the offer and consent solicitation violates any law or interpretation of the SEC staff;

•	the absence of any pending or threatened proceeding that materially impairs our ability to complete the offer and consent solicitation;

•	the absence of any material adverse development in any existing legal proceeding involving us or any of our subsidiaries;

•	the absence of any material adverse change in the trading price of the Notes or Common Stock in any major securities or financial market, or in the United States trading markets generally;

•	the absence of any material adverse change in our business, financial condition or operations; and

•	the consent of our lenders under our senior credit facilities is required for the amendments to the indentures.

      If any of these conditions are not satisfied or waived by us, we will not be obligated to accept for conversion any Notes properly tendered for conversion pursuant to the offer and consent solicitation.

Fractional Shares

      No fractional shares of Common Stock will be issued upon conversion of Notes in the offer and consent solicitation. Instead, you will be paid, in lieu of fractional shares, an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying (i) the per share closing price of our Common Stock on the last trading day before the date of conversion by (ii) the fraction of a share to which you would otherwise have been entitled. We will make available to the conversion agent the cash necessary to make any payments for fractional shares. We expect the amount of cash required to be nominal.

Waiver and Nonacceptance of Tenders and Consents

      We reserve the absolute and unconditional right to waive any defects or irregularities in the tender of Notes or delivery of Consents. If any Notes are not accepted for tender in the offer and consent solicitation for any reason, those Notes will be returned without expense to the tendering holder promptly after the expiration or termination of the offer and consent solicitation.

Accounting Treatment

      We will reclassify the carrying amount of converted Notes from long-term liabilities to stockholders’ equity on our consolidated balance sheet. We will also record a charge to the consolidated statement of operations reflected as cost of conversion of subordinated debt relating to the share premium offered hereby. If all of the Notes are tendered in the offer and consent solicitation we would expect this charge to total approximately $300,000. The charge to the consolidated statement of operations relating to the Conversion Premium will be recorded on the date that holders of our Notes convert their debt into equity securities or enter into binding agreements to do so, whichever occurs first.

Procedures for Tendering Notes and Delivering Consents

      Upon the terms and subject to the conditions of the offer and consent solicitation and applicable law, we will convert all Notes validly tendered and not withdrawn under the offer that are accompanied by consents validly delivered and not revoked under the consent solicitation, all on or before the expiration of the offer and consent solicitation.

      This conversion will be made by the deposit by us of the offer consideration, consisting of shares of Common Stock, with the conversion agent as soon as practicable after the expiration of the offer so that the offer consideration may be paid to you on the exchange date. The conversion agent will act as agent for you for the purpose of issuing the offer consideration for the Notes and consents. Under no circumstances will interest on the offer consideration be paid by us due to any delay on behalf of the conversion agent in making the tender.

      We expressly reserve the right, in our sole discretion, to delay acceptance for conversion of, or the conversion of, Notes to comply, in whole or in part, with any applicable law. See “— Conditions to the Offer and Consent Solicitation.”

      In all cases, early conversion by the conversion agent of Notes accepted for conversion under the offer and consent solicitation will be made only after timely receipt by the conversion agent of:

•	certificates representing your Notes (other than Junior Notes held in uncertificated form in an account maintained by the conversion agent) or timely confirmation of a book-entry transfer of your Notes into the conversion agent’s account at DTC;

•	a properly completed and duly executed Consent and Special Conversion Letter of Transmittal, or a manually signed facsimile thereof or, in the case of a book-entry transfer, a properly transmitted “agent’s message” (as described below); and

•	any other documents required by the Consent and Special Conversion Letter of Transmittal.

      For purposes of the offer and consent solicitation, validly tendered Notes, or defectively tendered Notes for which we have waived that defect, will be deemed to have been accepted for tender by us if, as and when we give written notice thereof to the conversion agent. Consents to the proposed amendments will be deemed to have been accepted by us if, as and when the supplemental indentures are executed.

      If the offer and consent solicitation is terminated or withdrawn, or the Notes are not accepted for tender, no offer consideration will be paid or payable. If any tendered Notes are not converted under the offer and consent solicitation for any reason, or certificates are submitted evidencing more Notes than are tendered, those Notes not converted will be returned without expense, to you, or, in the case of Notes tendered by book-entry transfer, those Notes will be credited to the account maintained at DTC from which those Notes were delivered, or, in the case of Junior Notes held in uncertificated form in an account maintained by the conversion agent, those Junior Notes will be credited to the account from which those Junior Notes were delivered, unless otherwise requested by you under the “Special Delivery Instructions” heading in the Consent and Special Conversion Letter of Transmittal, promptly after the expiration of the offer and consent solicitation.

      To receive the offer consideration you must tender your Notes under the offer and consent solicitation on or before its expiration. By tendering your Notes, you will automatically be delivering your consent to the proposed amendments with respect to those Notes.

      The method of delivery of Notes and Consents and Special Conversion Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of any agent’s message transmitted through ATOP, is at your election and risk. Except as otherwise provided in the Consent and Special Conversion Letter of Transmittal, delivery will be deemed made only when actually received by the conversion agent. If delivery is by mail, we suggest that you use properly insured registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration of the offer and consent solicitation.

      If you have any questions or need help in tendering your Notes, please call the information agent whose address and phone number are on the back cover of this offering circular.

Tenders of Notes and delivery of consents

      Your tender of Notes, and subsequent acceptance by us, by one of the procedures set out below will constitute a binding agreement between us in accordance with the terms and subject to the conditions set forth in this offering circular and consent solicitation, in the Consent and Special Conversion Letter of Transmittal and, if applicable, in the notice of guaranteed delivery.

Tenders of Notes held in physical form

      To tender effectively Notes held in physical form and deliver the related consents:

•	you must complete and duly execute a Consent and Special Conversion Letter of Transmittal and any other documents required by the Consent and Special Conversion Letter of Transmittal, and the Consent and Special Conversion Letter of Transmittal and other required documents must be received by the conversion agent at its address set out on the back cover of this offering circular on or before the expiration of the offer and consent solicitation; and

•	you must ensure that certificates representing those Notes are received by the conversion agent at that address on or before the expiration of the offer and consent solicitation.

      Consents and Special Conversion Letters of Transmittal and Notes should be sent only to the conversion agent and should not be sent to us or the trustee.

      If your Notes are registered in the name of a person other than the signatory to the Consent and Special Conversion Letter of Transmittal, then, to tender those Notes under the offer and consent solicitation, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as that name appears on the Notes, with the signature on the Notes or instruments of transfer guaranteed as provided below. If these procedures are followed by a beneficial owner tendering Notes on or before the expiration of the offer and consent solicitation, the registered holder of these Notes must sign a valid proxy because only registered holders may tender Notes and deliver consents.

Tender of Junior Notes held in uncertificated form in an account maintained by the conversion agent

      To tender effectively Junior Notes held in uncertificated form in an account maintained by the conversion agent and deliver the related consents, you must complete and duly execute a Consent and Special Conversion Letter of Transmittal and any other documents required by the Consent and Special Conversion Letter of Transmittal, and the Consent and Special Conversion Letter of Transmittal and other required documents must be received by the conversion agent at its address set out on the back cover of this offering circular on or before the expiration of the offer and consent solicitation.

      Consents and Special Conversion Letters of Transmittal should be sent only to the conversion agent and should not be sent to us or the trustee.

      If your Junior Notes are registered in the name of a person other than the signatory to the Consent and Special Conversion Letter of Transmittal, then to tender those Junior Notes under the offer and consent solicitation, the Junior Notes must be accompanied by an appropriate written instrument or instruments of transfer signed exactly as that name appears on the account maintained for such Junior Notes, with the signature on the instruments of transfer guaranteed as provided below.

Tender of Notes held through a custodian

      If your Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and if you wish to tender Notes and deliver a Consent and Special Conversion Letter of Transmittal, you should contact that registered holder promptly and instruct him, her or it to tender Notes and deliver a Consent and Special Conversion Letter of Transmittal on your behalf. A letter of instructions is enclosed in the solicitation materials provided along with this offering circular which may be used by you in this process to instruct the registered holder to tender Notes and deliver consents. If you wish to tender those Notes and deliver consents yourself, you must, prior to completing and executing the Consent and Special Conversion Letter of Transmittal and delivering those Notes, either make appropriate arrangements to register ownership of the Notes in your name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Tender of Notes held through DTC

      To tender effectively Notes that are held through DTC, if you are a DTC participant, you must electronically transmit your acceptance through DTC’s Automated Tender Offer Program, for which the transaction will be eligible. By transmitting your acceptance, you will also be giving your consent to the proposed amendments to the indenture for the Notes. Upon receipt of your acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message, as described below, to the conversion agent for its acceptance.

      The conversion agent will establish accounts with respect to the Notes at DTC for purposes of the offer and consent solicitation within two business days after the date of this offering circular and consent solicitation. Any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer those Notes into the conversion agent’s account in accordance with DTC’s procedures for that transfer.

      Although delivery of Notes may be effected through book-entry transfer into the conversion agent’s account at DTC, the Consent and Special Conversion Letter of Transmittal, or a manually signed facsimile thereof, with any required signature guarantees, or an agent’s message, as described below, in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the conversion agent at the address set out on the back cover of this offering circular on or before the expiration of the offer and consent solicitation in connection with the tender of the Notes. Delivery of documents to DTC does not constitute delivery to the conversion agent.

      The confirmation of a book-entry transfer into the conversion agent’s account at DTC as described above is referred to in this offering circular as a “book-entry confirmation.” The term “agent’s message” means a message transmitted by DTC to, and received by, the conversion agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant that the participant has received and agrees to be bound by the terms of the Consent and Special Conversion Letter of Transmittal, including the consent to the proposed amendments, and that we may enforce that agreement against the participant.

Signature guarantees

      Signatures on all Consents and Special Conversion Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, unless your tender of Notes tendered and delivery of consents delivered are tendered and delivered:

•	by a registered holder of Notes, or by a participant in DTC whose name appears on a security position listing as the owner of those Notes, who has not completed any of the boxes entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the Consent and Special Conversion Letter of Transmittal; or

•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States. We refer to these entities as “eligible institutions.”

      If your Notes are registered in the name of a person other than the signatory to the Consent and Special Conversion Letter of Transmittal or if Notes not accepted for tender or not tendered are to be returned to a person other than the registered holder, then the signature on the Consent and Special Conversion Letter of Transmittal accompanying the tendered Notes must be guaranteed. See Instruction 4 of the Consent and Special Conversion Letter of Transmittal.

Mutilated, lost, stolen or destroyed certificates

      If you desire to tender Notes, but the certificates evidencing those Notes have been mutilated, lost, stolen or destroyed, you should contact the conversion agent to receive information about the procedures for obtaining replacement certificates for Notes at the following address or telephone number: Continental Stock Transfer & Trust Company, Lost Security Department, 17 Battery Place, New York, NY 20004, telephone (212) 845-3531.

Defective tenders

      Except as provided below, unless the Notes being tendered are deposited with the conversion agent on or before the expiration of the offer and consent solicitation, accompanied by a properly completed and duly executed Consent and Special Conversion Letter of Transmittal or a properly transmitted agent’s message, we may at our option treat that tender as defective for purposes of the right to receive the offer consideration. Exchange for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

Guaranteed delivery

      If you want to tender Notes under the offer and consent solicitation and

•	your certificates representing those Notes are not immediately available,

•	time will not permit your Consent and Special Conversion Letter of Transmittal, the certificates representing your Notes and all other required documents to reach the conversion agent on or before the expiration of the offer and consent solicitation, or

•	the procedures for book-entry transfer, including delivery of an agent’s message, cannot be completed on or before the expiration of the offer and consent solicitation,

you may nevertheless tender your Notes with the effect that tender will be deemed to have been received on or before the expiration of the offer and consent solicitation if all the following conditions are satisfied:

•	the tender is made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery or an agent’s message with respect to guaranteed delivery that is accepted by us is received by the conversion agent on before the expiration of the offer and consent solicitation as provided below; and

•	the certificates for the tendered Notes, in proper form for transfer, or a book-entry confirmation of the transfer of those Notes into the conversion agent’s account at DTC as described above, together with a Consent and Special Conversion Letter of Transmittal that is properly completed and duly executed, with any signature guarantees and any other documents required by the Consent and Special Conversion Letter of Transmittal, or a properly transmitted agent’s message, are received by the conversion agent within two business days after the date of execution of the notice of guaranteed delivery.

      The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the conversion agent and must include a guarantee by an eligible institution in the form set out in the notice of guaranteed delivery.

      Under no circumstances will interest be paid by us by reason of any delay in tendering Notes for the offer consideration to any person using the guaranteed delivery procedures that results from this guaranteed delivery. The offer consideration for Notes tendered under the guaranteed delivery procedures will be the same as for Notes delivered to the conversion agent after the expiration of the consent solicitation and on or prior to the expiration of the offer and consent solicitation, even if the Notes to be delivered subject to the guaranteed delivery procedures are not so delivered to the conversion agent, and therefore exchange by the conversion agent on account of those Notes is not made, until after the conversion date.

Acceptance of Notes for Conversion and Payment; Delivery of Common Stock

      Promptly after the expiration date, upon satisfaction or waiver of all the conditions to the offer and consent solicitation, if we have not terminated the offer and consent solicitation, we will accept any and all Notes that are properly tendered for conversion and not withdrawn prior to 5:00 P.M., New York City time, on the expiration date. The Common Stock issued pursuant to the offer and consent solicitation will be delivered promptly after the expiration date. For purposes of the offer and consent solicitation, we will be deemed to have accepted validly tendered Notes, when, as, and if we have given oral, followed by written, notice to our conversion agent.

Withdrawal of Tenders

      You may withdraw tenders of Notes at any time prior to the applicable expiration date unless theretofore accepted by us for conversion pursuant to the offer and consent solicitation. Notes also may be withdrawn after March 29, 2005 if the Notes have not been previously accepted by us for conversion. A valid withdrawal of tendered Notes will be deemed a revocation of the related consent. A holder may not validly revoke a consent unless such a holder validly withdraws such holder’s previously tendered Notes. For a withdrawal of tendered Notes (and a concurrent revocation of consents) as the case may be, to be effective, a written or facsimile transmission notice of withdrawal or revocation, or a properly transmitted “Request Message” through ATOP, must be received by the conversion agent on or prior to the expiration date at its address set forth on the cover of this consent and special conversion letter of transmittal. Any such notice of withdrawal must: (i) specify the name of the person who tendered the Notes to be withdrawn, (ii) contain the description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer or relate to uncertificated Junior Notes held in an account maintained by the conversion agent) and the aggregate principal amount represented by such Notes and (iii) (other than a notice transmitted through ATOP) be signed by the holder of such Notes in the same manner as the original signature on the consent and special conversion letter of transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by (x) documents of transfer sufficient to have the trustee register the transfer of the Notes into the name of the person withdrawing such Notes (including, in the case of Notes tendered by book-entry transfer, the account at DTC to which such withdrawn Notes should be credited) and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder. If the Notes to be withdrawn have been delivered or otherwise identified to the conversion agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected. All questions as to the validity, form and eligibility, including time of receipt, of these notices will be determined by us. Our determination will be final and binding. Neither we nor any other person is under any duty to give notice of any defect or irregularity in any notice of withdrawal, and neither the company nor any other person will incur any liability for failure to provide any such notice.

      Any Notes properly withdrawn will be deemed not to have been validly tendered for conversion for purposes of the offer and consent solicitation. Any Notes which have been tendered for conversion but which are not accepted for conversion for any reason will be returned without cost to the holder promptly after withdrawal, non-acceptance of tender or termination of the offer. Any withdrawn or unaccepted Notes will be credited to the tendering holder’s account at DTC. Properly withdrawn Notes may be re-tendered at any time prior to the expiration date by following one of the procedures described above under “— Procedures for Tendering Notes and Delivering Consents.”

PROPOSED AMENDMENTS TO INDENTURES

      We are soliciting the Consents of the holders of both our Senior Notes and Junior Notes to the proposed amendments to the indentures (collectively, the “Indentures”) relating to the Senior Notes and the Junior Notes (the “Proposed Amendments”) and to the execution and delivery by us of the Supplemental Indentures with respect to these changes. Also, the consent of our lenders under our senior credit facilities is required for the Proposed Amendments. The Supplemental Indentures will effect the Proposed Amendments, the principal purpose of which is to eliminate certain covenants in the Indentures as they relate to the Notes. The full text of the sections of the Indentures to be deleted pursuant to the Proposed Amendments are set forth in Attachment A.

      The Proposed Amendments would, among other things, eliminate all material covenants in the Indentures as they relate to the Notes, including covenants that limit our ability to incur debt, encumber or dispose of our assets and covenants that require us to redeem the Notes on a change of control of us.

      The following is a summary of the Proposed Amendments and unless otherwise indicated, the Proposed Amendments are for the Senior Notes Indenture. Capitalized terms used but not defined in the following summary have the meanings assigned to them in the Indentures. For more complete information regarding the effects of the Proposed Amendments, reference is made to the Indentures, which are incorporated herein by reference.

Provision	Indenture Sections	Effect of Proposed Amendments

Offer to Purchase by Application of Excess Proceeds	3.09	The Notes would not be entitled to the benefits of our covenant in the Senior Notes Indenture that requires us, within 270 days of an asset sale by us, to use the excess proceeds of such sale to either repay senior debt, acquire other businesses or assets or purchase Senior Notes.
Reports (for both Indentures)	4.03	The Notes would not be entitled to the benefits of our covenant in the Indentures requiring us to furnish to the Holders quarterly, annual and current financial information.
Restricted Payments	4.07	The Senior Notes would not be entitled to the benefits of our covenant in the Senior Note Indenture restricting us and our Restricted Subsidiaries from (1) paying dividends or making any other payment or distribution on account of our or any of our Restricted Subsidiaries’ Equity Interests; (2) purchasing, redeeming or otherwise acquiring or retiring for value any Equity Interests of us; (3) designating any Restricted Subsidiary as an Unrestricted Subsidiary; (4) making any payment on or with respect to, or purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Indebtedness that is subordinated to the Notes; or (5) making any Restricted Investment.

Provision	Indenture Sections	Effect of Proposed Amendments

Dividend and Other Payment Restrictions Affecting Subsidiaries	4.08	The Notes would not be entitled to the benefits of our covenant in the Senior Note Indenture restricting our and our Restricted Subsidiaries ability to create or otherwise cause or suffer to exist or become effective any encumbrance or make certain payments or transfers to us or any of our Restricted Subsidiaries.
Incurrence of Indebtedness and Issuance of Preferred Stock	4.09	The Notes would not be entitled to the benefits of our covenant in the Senior Note Indenture (1) restricting the ability of us and our Restricted Subsidiaries to create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable for any Indebtedness; (2) restricting the ability of us to issue any Disqualified Stock; and (3) restricting the ability of our Restricted Subsidiaries to issue preferred stock.
Asset Sales	4.10	The Notes would not be entitled to the benefits of the our covenant in the Indenture restricting the ability of us and our Restricted Subsidiaries to dispose of assets and to apply or invest proceeds from any disposition.
Transactions with Affiliates	4.11	The Notes would not be entitled to the benefits of our covenant in the Senior Note Indenture restricting the ability of us and our Restricted Subsidiaries to engage in certain transactions with affiliates.
Liens	4.12	The Notes would not be entitled to the benefits of our covenant in the Indenture restricting the ability of us and our Restricted Subsidiaries to create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on assets, or any income or profits therefrom or assign or convey any right to receive income therefrom.
Business Activities	4.13	The Notes would not be entitled to the benefits of our covenant in the Senior Note Indenture restricting the ability of us and our Restricted Subsidiaries to engage in any business other than the “Permitted Businesses.”
Offer to Repurchase upon Change of Control (for both Indentures)	4.15	The Notes would not be entitled to the benefits of our covenant in the Indentures requiring us to offer to repurchase the Notes upon a change of control (as that term is defined in the Indentures).

Provision	Indenture Sections	Effect of Proposed Amendments

No Senior Subordinated Debt	4.16	The Notes would not be entitled to the benefits of our covenant contained in the Senior Note Indenture limiting our ability to issue senior-subordinated debt with certain provisions.
Additional Subsidiary Guaranties (for both Indentures)	4.17 in Senior Notes Indenture 4.16 in Junior Notes Indenture	The Notes would not be entitled to the benefits of our covenant in the Indentures that requires that when we create or acquire a wholly-owned subsidiary, the wholly-owned subsidiary must execute a supplemental indenture containing a guarantee of the Notes.
Payments for Consents	4.18	The Senior Notes would not be entitled to the benefits of our covenant in the Senior Notes Indenture that restricts our ability and the ability of our restricted subsidiaries to pay any consideration for any consent, waiver or amendment to terms of the indenture or the Senior Notes unless such consideration is offered to be paid and is paid to all holders of the Senior Notes that so consent, waive or agree to consent.
Merger, Consolidation or Sale of Assets (for both Indentures)	5.01(c)-(d)	The Notes would not be entitled to the benefits of our covenant in the Indentures restricting our ability to consolidate or merge with or into, or sell or assign, transfer, lease, convey or dispose of all or substantially all of our properties or assets in one or more related transactions to another corporation, person or entity if the surviving entity would be in default under the Indentures after such transaction, or the transaction would result in an event of default under the Indentures or the surviving entity did not meet certain financial conditions.
Events of Default (for both Indentures)	6.01(c)-6.01(i)	The Proposed Amendments would eliminate all events of default with respect to the Notes other than events of default relating to the failure to pay principal of and interest on the Notes.
Remedies (for both Indentures)	6.03	The Notes would not be entitled to the benefits of our covenant in the Indentures that allows the trustee to pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the provisions of the Notes or the Indentures.

Provision	Indenture Sections	Effect of Proposed Amendments

Guarantors May Consolidate Etc., on Certain Terms	11.04 (b)-(d) in Senior Notes Indenture 11.04 (b)-(c) in Junior Notes Indenture	The Notes would not be entitled to the benefits of our covenant in the Indentures restricting the ability of our subsidiary guarantors to consolidate with or merge with or into another person if the surviving entity would be in default under the Indentures after such transaction, or the transaction would result in an event of default under the Indentures or the surviving entity did not meet certain financial conditions.

      The Proposed Amendments would also delete certain definitions from the Indentures made irrelevant as a result of the foregoing.

      At the closing of the offer and consent solicitation, assuming the Requisite Percentage is obtained for the amendments to an indenture to become effective, we and the indenture trustee, HSBC Bank USA, National Association (as successor to HSBC Bank USA), will execute the Supplemental Indenture containing the Proposed Amendments for such indenture. The Supplemental Indentures will become effective upon execution by us and the Trustee. If the offer and consent solicitation are terminated or withdrawn, the Proposed Amendments will have no effect on the Notes or the Holders.

      In the consent solicitation, we are seeking Consents to all of the Proposed Amendments as a single proposal. Accordingly, a Consent by a holder of Notes is a Consent to all of the Proposed Amendments to the indenture governing such Notes. In addition, a Consent purporting to consent to only some of the Proposed Amendments, or a conditional, irregular or contingent Consent, will be deemed defective and will not be accepted. The valid tender by a holder of Notes pursuant to the offer will be deemed to constitute the giving of a Consent by such Holder to the Proposed Amendments.

      If the Supplemental Indentures are executed, the holders whose Notes are not purchased pursuant to the offer and consent solicitation will be bound thereby, even if they did not consent to the Proposed Amendments and will not receive the proceeds offered hereby.

SECURITY OWNERSHIP OF AFFILIATES AND MANAGEMENT

      As of the date of this offering circular, we had 31,640,994 shares of our Common Stock outstanding. The following table sets forth certain information regarding the shares of Common Stock owned of record or beneficially by (i) each of our control persons; (ii) each of our directors and executive officers; and (iii) our executive officers and directors as a group. LJH Corporation, which is wholly-owned by Mr. Harber, also held at December 31, 2004 approximately $21.1 million of our Senior Notes and $181,000 of our Junior Notes. Our Senior Notes and Junior Notes will automatically convert into shares of Common Stock if not redeemed prior to their maturity. Mr. Harber has advised us that he intends to tender his Notes in the offer and consent solicitation.

Shares Beneficially Owned(1)

Name	Shares	Percentage

Lacy J. Harber(2)	34,101,479	72.3%
Roy T. Rimmer, Jr.(3)	35,107,229	72.9%
Steven L. Gerard(4)	76,500	*
Jack Hersch(5)	79,000	*
Philip B. Schwartz(6)	95,781	*
Clyde Kizer(4)	12,500	*
Leonard Singer(4)	6,250	*
James H. Tate(4)	6,250	*
All directors and executive officers as a group — 13 persons(7)	36,783,510	74.0%

*	Less than one percent

(1)	Unless otherwise indicated, each person named in the table has the sole voting and investment power with respect to the shares beneficially owned. Further, unless otherwise noted, the address for each person named in this table is c/o TIMCO Aviation Services, Inc. Except as set forth in Note 2 with respect to Mr. Harber, no officer or director owns any Notes.

(2)	LJH Corporation currently owns 18,586,589 shares of our outstanding Common Stock. LJH Corporation has granted a proxy with respect to the voting of these shares to Roy T. Rimmer, Jr., and as a result Mr. Rimmer is also deemed to beneficially own these shares for U.S. securities law purposes. Also includes warrants to purchase: (i) 2,500 shares at an exercise price of $36.25 per share, (ii) 25,000 shares at an exercise price of $40.00 per share, (iii) 5,000 shares at an exercise price of $17.50 per share, (iv) 33,333 shares at an exercise price of $14.00 per share, (v) 1,138,631 shares at an exercise price of $5.16 per share, (vi) 750,000 shares at an exercise price of $1.05, and (vii) the shares underlying a warrant to acquire, at an exercise price of $0.001 per share, 30% of the outstanding Common Stock (on a fully diluted basis) on or before January 31, 2007 (which if exercised today, would equate to 13,560,426 shares).

(3)	Mr. Rimmer shares the power to vote the securities owned by LJH Corporation (by virtue of a proxy) and has certain rights to participate in the proceeds of certain sales of LJH’s shares. Also includes 106,250 shares owned by an entity controlled by Mr. Rimmer and vested warrants and options to purchase an aggregate of 899,500 shares (800,000 shares at an exercise price of $1.02 per share, 75,000 at exercise prices ranging from $0.30 per share to $1.83 per share, 12,500 shares at an exercise price of $5.16 per share and 12,000 shares at exercise prices ranging from $17.00 per share to $153.13 per share).

(4)	Vested options.

(5)	Mr. Hersch owns 4,000 shares individually and holds options to purchase an additional 75,000 shares.

(6)	Mr. Schwartz owns 12,001 shares and holds options and warrants to purchase an additional 83,780 shares.

(7)	Includes vested options to purchase an aggregate of 18,074,670 shares.

DESCRIPTION OF THE NOTES

      The following is a summary of the terms of the Notes. It is subject to the more complete descriptions of the Notes contained in our filings with the SEC. See “Where Can You Find More Information” and “Incorporation of Certain Documents by Reference” for further information. At December 31, 2004, there were $124,909,698 Senior Notes outstanding and $4,783,422 Junior Notes outstanding.

Trustee	HSBC Bank USA, National Association (as successor to HSBC Bank USA),

Senior Notes Maturity	December 31, 2006

Junior Notes Maturity	January 2, 2007

Guarantees	Triad International Maintenance Corporation and our other wholly owned United States subsidiaries have fully and unconditionally and jointly and severally guaranteed, on a senior subordinated basis, the Notes.

Ranking	The Senior Notes and the Junior Notes rank in right of payment behind our senior revolving credit facility, our senior term loans and our other existing and future senior debt, all of which is secured by a lien on substantially all of our assets. The Senior Notes are pari-passu with the related party term loan due to our principal stockholder, but our principal stockholder’s debt is secured by a lien on substantially all of our assets. The Senior Notes rank in right of payment ahead of our 8% Senior Subordinated Notes due 2008 and our Junior Notes. If we issue additional subordinated debt in the future, the Senior Notes will rank in right of payment ahead of, or equal to, that debt. The Notes are unsecured. Because the Notes are subordinated, in the event of our bankruptcy, liquidation or dissolution, owners of the Notes will not be entitled to receive any payment until the holders of our senior debt have been paid in full.

The terms of the Senior Notes impose limitations on the amount of additional new indebtedness that we can incur. The terms of the Senior Notes also prevent us from assuming any new indebtedness which results in right of payment behind our senior debt but ahead of the Senior Notes.

The guarantees of the Notes rank junior in right of payment to all of the existing and future senior debt of the subsidiary guarantors.

The guarantees rank senior or equal to any of the existing and future senior subordinated indebtedness of the subsidiary guarantors and rank senior in right of payment to all other of the existing and future subordinated obligations of the subsidiary guarantors.

Optional Redemption	We may redeem the Senior Notes and the Junior Notes at any time, and from time to time, after issuance at our discretion. We may redeem all or part of the Notes at the redemption prices, which are based upon percentages of the sum of (a) principal amount and (b) accrued and unpaid interest thereon (including interest previously paid-in-kind through the issuance of additional notes) to the applicable redemption date, through the payment of cash and the issuance of additional shares of post-reverse split Common Stock. The cash redemption percentages are 75.625% in 2005 and 77.5% in 2006. Additionally, if the Notes are redeemed in 2005 or 2006 (prior to maturity), we will issue an aggregate of 3,003,063 shares of our Common Stock (ratably) to the holders of the Senior Notes and 103,554 shares of our Common Stock (ratably) to the holders of the Junior Notes as part of the redemption price.

Automatic Conversion at Maturity	At maturity, the Senior Notes and Junior Notes (including Notes previously issued as paid-in-kind interest and accrued but unpaid interest), will automatically convert into a fixed number of shares of our Common Stock, aggregating 270,275,706 and 9,319,852 shares of our Common Stock, respectively.

Put Right on Change of Control	Upon a change of control, owners of the Notes may require us to purchase their Notes at a price equal to the redemption price which we would be obligated to pay if we redeemed the Notes on the date of such change of control.

Put Right on Asset Sale	Upon the occurrence of an applicable asset sale, owners of the Notes may, under certain circumstances, require us to purchase their Notes at a price equal to the redemption price which we would be obligated to pay if we redeemed the notes on the date of such applicable asset sale. Such repurchase, if required, would only be with the excess proceeds of such asset sale that we do not use to repay indebtedness senior to the Notes or to acquire replacement assets.

Covenants	The Senior Notes include limitations on our ability, and certain of our subsidiaries’ ability, to:

• incur additional senior indebtedness or issue preferred stock;

• provide guarantees;

• create liens;

• pay dividends on stock or repurchase stock;

• make investments;

• engage in transactions with our affiliates;

• merge or consolidate;

• transfer or sell substantially all of our assets.

Events of Default	The following are events of default under the indenture governing the Notes:

• our failure to pay principal when due;

• our failure to pay interest when due if the failure continues for 30 days;

• if interest is payable-in-kind, the failure to issue and deliver additional Notes representing the PIK interest within 30 days from the date of deemed issuance;

• our failure to pay the purchase price of the Notes on the exercise of the rights which apply following a change of control or an asset sale;

• our failure to perform any other covenant for 60 days after written notice;

• our failure to comply with limitations on mergers, consolidations and sales of assets;

• if we or our subsidiaries default on any indebtedness which in the aggregate exceeds $10 million;

• the rendering of a final judgment against us or any of our subsidiaries in excess of $10 million and such judgment remains unpaid for over 60 days;

• some events of bankruptcy, insolvency or reorganization; or

• any subsidiary guarantee becomes unenforceable or invalid or any subsidiary guarantor denies its obligations under its guarantee.

      For a more detailed description of the Notes, and definitions of the capitalized terms used above, see “Incorporation of Certain Documents by Reference.”

DESCRIPTION OF OTHER INDEBTEDNESS

Senior credit facilities

      We have a senior credit facility with the CIT Group. It consists of a revolving line of credit, which is a $35 million facility (the “CIT Group Revolving Line of Credit”) and a term loan (the “CIT Group Term Loan” and collectively with the CIT Group Revolving Line of Credit, the “CIT Group Credit Facility”), which is a $6.4 million senior secured term loan.

      The CIT Group Revolving Line of Credit is due December 31, 2007 and bears interest, at our option, at (a) Prime plus an advance rate ranging from 0.00% to 0.75%, or (b) LIBOR plus an advance rate ranging from 2.50% to 4.00%, with the advance rates contingent on our leverage ratio. The CIT Group Term Loan is due in quarterly installments of $291, with the final quarterly installment due on December 31, 2007. The CIT Group Term Loan bears interest at the prevailing rate of the CIT Group Revolving Line of Credit plus one percent. Also, the CIT Group Credit Facility contains certain financial covenants regarding our financial performance and certain other covenants, including limitations on the incurrence of additional debt, and provides for the termination of the CIT Group Credit Facility and repayment of all debt in the event of a change in control, as defined. In addition, an event of default under the Hilco Term Loan (described below) will also result in a default under the CIT Group Credit Facility. Borrowings under the CIT Group Credit Facility are secured by a lien on substantially all of our assets. Borrowings under the CIT Group Revolving Line of Credit are based on a borrowing base formula that takes into account the level of our receivables and inventory. Further, the amounts that we can borrow under the CIT Group Revolving Line of Credit are affected by various availability reserves that are established by the lenders under the financing agreement, and our borrowings under the CIT Group Revolving Line of Credit are limited based on the ratio of our debt to EBITDA. Finally, the agreement relating to the CIT Group Revolving Line of Credit requires that at the time of each additional borrowing, we must be in a position to make various representations and warranties to our lenders regarding our business (including several reaffirming that there have been no changes in the status of specific aspects of our business that could reasonably be expected to have a material adverse effect upon the business, operation, assets, financial condition or collateral of us and our subsidiaries taken as a whole), and be in compliance with various affirmative and negative covenants, all as more particularly set forth in the agreement. As of September 30, 2004, the outstanding aggregate amount borrowed under the CIT Group Revolving Credit Facility was $10.9 million, the outstanding CIT Group Term Loan was $6.4 million, the amount of outstanding letters of credit under the CIT Group Revolving Credit Facility was $10.1 million and $9.4 million was available for additional borrowing under the CIT Group Revolving Credit Facility.

      Additionally, simultaneous with its obtaining the CIT Group Credit Facility, we obtained the Hilco Term Loan, which is an $8.0 million term loan, from Hilco Capital LP. The Hilco Term Loan matures on December 31, 2007 and bears interest at Prime plus an advance rate ranging from 3.00% and 6.00% with the advance rate contingent upon our meeting (from time to time) a ratio of our secured debt to EBITDA. In addition, the Hilco Term Loan bears PIK interest ranging from 2.00% to 5.00% with the prevailing rate also being contingent upon the ratio of our level of secured debt to EBITDA. At no time during the term of this loan, however, will the combined cash and PIK interest rate be less then 9.00% nor greater then 18.00% per annum. Also, the Hilco Term Loan contains certain financial covenants regarding our financial performance and certain other covenants, including limitations on the incurrence of additional debt, and provides for the termination of the Hilco Term Loan and repayment of all debt in the event of a change in control, as defined. In addition, an event of default under the CIT Group Credit Facility will also result in a default under the Hilco Term Loan. Borrowings under the Hilco Term Loan are secured by a lien on substantially all of our assets.

Related party term loan

      On May 14, 2003, we entered into an agreement with Mr. Harber, our principal stockholder, pursuant to which our principal stockholder loaned us $6.1 million. This term loan had a three-year maturity, was secured, and bore payable-in-kind interest at the rate of 16% per annum. From inception through April 8,

2004 (the date we refinanced of all of our outstanding related party debt obligations), all interest obligations ($1.1 million) had been paid-in-kind. Further, the $1.3 million loan obtained from our principal stockholder in connection with our acquisition of Brice Manufacturing in October 2002 was combined with and added into this $6.1 million loan. This term loan from our principal stockholder contained cross acceleration provisions if the obligations to our senior lenders were accelerated.

      In connection with the funding of the $6.1 million term loan, we issued the LJH Warrant to our principal stockholder.

      In September 2003, we recorded a $900,000 obligation reflecting our purchase from our principal stockholder of the aircraft parts inventory located at our Goodyear facility (which inventory was acquired by our principal stockholder in the AMS bankruptcy proceedings).

      In January 2004, our principal stockholder repaid our previously outstanding $5.0 million term loan with Bank of America (“BofA”) and continued to extend this loan to us under the same terms previously extended by BofA, except the maturity date was extended until July 31, 2004.

      On April 8, 2004, we combined all of our previously outstanding debt (principal plus accrued and unpaid interest) with our principal stockholder into a new $14.4 million term loan due on January 31, 2008 (the “LJH Term Loan”). The LJH Term Loan combined the $1.3 million loan relating to the Brice acquisition, the $6.1 million related party term loan made in May 2003, the $900,000 obligation related to the AMS inventory purchase, the $5.0 million loan which replaced the BofA term loan, and PIK interest previously paid on these obligations. The LJH Term Loan bears interest at 18% per annum, 6% of which is payable in cash and the balance of which is payable-in-kind. The LJH Term Loan is pari-passu with the Senior Notes, but is secured by a lien on substantially all of our assets. The LJH Term Loan also contains cross acceleration provisions if our obligations to the CIT Group and Hilco are accelerated.

8 1/8% Senior Subordinated Notes due 2008

      In 1998, we sold $165 million of senior subordinated notes (“Old Notes”) with a coupon rate of 8.125% at a price of 99.395%, which mature on February  15, 2008. On February 28, 2002, $149 million face value of these notes were cancelled as part of a note exchange in exchange for cash and securities, and substantially all of the covenants contained in the indenture relating to the remaining Old Notes were extinguished. On September 30, 2004, $16.2 million in aggregate principal amount, net of unamortized discount, of Old Notes remain outstanding at March 31, 2004. Interest on the Old Notes is payable on February 15 and August 15 of each year.

      The Old Notes are redeemable, at our option, in whole or in part, at any time after February 15, 2003, at the following redemption prices, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date: (i) 2005 — 101.354%; and (ii) 2006 and thereafter — 100%. Upon the occurrence of a change in control, we will be required to make an offer to repurchase all or any part of each holder’s senior subordinated notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the repurchase date. There can be no assurance that we will have the financial resources necessary to purchase the remaining Old Notes upon a change in control or that such repurchase will then be permitted under our senior credit facilities.

Lender Approval Required for the Proposed Amendments

      The consents of the lenders under the CIT Group Credit Facility and the Hilco Term Loan are required for the Proposed Amendments. The consent of the lender under the related party term loan and the holders of the Old Notes are not required for the Proposed Amendments.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital currently consists of 500,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of the date of this offering circular, 31,640,994 shares of Common Stock were outstanding and no shares of preferred stock were outstanding.

Common stock

      Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to stockholders, including the election of directors. In the event of a liquidation, dissolution or winding up of TIMCO, the holders of Common Stock are entitled to share equally and ratably in the assets of TIMCO, if any, remaining after paying all debts and liabilities of TIMCO and the liquidation preferences of any outstanding preferred stock. The Common Stock has no preemptive rights or cumulative voting rights and no redemption, sinking fund or conversion provisions.

      Holders of Common Stock are entitled to receive dividends if, as and when, declared by the board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and outstanding and subject to any dividend restrictions in our credit facilities. No dividend or other distribution (including redemptions and repurchases of shares of capital stock) may be made, if after giving effect to such distribution, we would not be able to pay our debts as they become due in the usual course of business, or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of preferred stock.

Preferred stock

      Our board of directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this offering circular, other than the Series A Junior Participating Preferred stock which was authorized in November 1999 in connection with the adoption of our Stockholders’ Rights Plan, our board of directors has not authorized any series of preferred stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of Common Stock, including the loss of voting control to others. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TIMCO.

Presently outstanding options and warrants

      As of the date of this prospectus and consent solicitation, there were issued and outstanding (i) Common Stock purchase warrants to purchase 10,156,126 shares of our Common Stock at $5.16 per share through February 28, 2007 that were issued in our February 2002 restructuring and in the settlement of certain litigation; and (ii) options and warrants (excluding the LJH Warrant) to purchase 5,709,069 shares of our Common Stock. We are contractually obligated to file a registration statement to register the resale of the shares of Common Stock underlying our currently outstanding options and warrants and we intend to file a registration statement to register these shares in the future.

Provisions of the certificate and bylaws

      A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified board of directors and the ability of the board to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contests, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The board of directors believes that these provisions are appropriate to protect the interest of us and all of our stockholders.

      Issuance of Rights. The certificate authorizes the board of directors to create and issue rights (the “rights”) entitling the holders thereof to purchase from us shares of capital stock or other securities. The times at which, and the terms upon which, the rights are to be issued may be determined by the board of directors and set forth in the contracts or instruments that evidence the rights. The authority of the board of directors with respect to the rights includes, but is not limited to, the determination of (a) the initial purchase price per share of the capital stock or other securities of TIMCO to be purchased upon exercise of the rights, (b) provisions relating to the times at which and the circumstances under which the rights may be exercised or sold or otherwise transferred, either together with or separately from, any other securities of TIMCO, (c) antidilutive provisions which adjust the number or exercise price of the rights or amount or nature of the securities or other property receivable upon exercise of the rights, (d) provisions which deny the holder of a specified percentage of the outstanding securities of TIMCO the right to exercise the rights and/or cause the rights held by such holder to become void, (e) provisions which permit TIMCO to redeem the rights and (f) the appointment of a rights agent with respect to the rights.

      Meetings of Stockholders. The bylaws provide that a special meeting of stockholders may be called only by the board of directors unless otherwise required by law. The bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

      No Stockholder Action By Written Consent. The certificate provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

      Amendment of the Certificate. The certificate provides that an amendment thereof must first be approved by a majority of the board of directors and (with certain exceptions) thereafter approved by the holders of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal; provided, however, that the affirmative vote of 80% of the total votes eligible to be cast by holders of voting stock, voting together as a single class, is required to amend provisions relating to the establishment of the board of directors and amendments to the certificate.

      Amendments of Bylaws. The certificate provides that the board of directors or the stockholders may amend or repeal the bylaws. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purposes, unless the board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

OTC Bulletin Board

      Our Common Stock was historically traded on the NYSE under the symbol “AVS.” Effective December 6, 2001, our Common Stock was delisted by the NYSE and became quoted on the OTC Bulletin Board maintained by the NASD under the symbol “TMAS.OB.”

Transfer agent and warrant agent

      The transfer agent for the Common Stock and the warrant agent for our currently outstanding Common Stock purchase warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

MARKET FOR COMMON STOCK AND NOTES

      The following information relates to the trading of our Common Stock. The high and low last sales prices of our Common Stock (adjusted for the one-share-for-ten-shares reverse split which occurred on February 28, 2002) for each quarter during our two most recent fiscal years, as reported by the OTC Bulletin Board are set forth below:

	High	Low

2003
First Quarter	$0.93	$0.30
Second Quarter	$0.48	$0.19
Third Quarter	$0.51	$0.31
Fourth Quarter	$0.82	$0.33
2004
First Quarter	$0.87	$0.60
Second Quarter	$0.80	$0.36
Third Quarter	$0.50	$0.30
Fourth Quarter	$0.50	$0.16

      We have never declared any cash dividends on our Common Stock, and we do not expect to pay cash dividends in the future. Future profits, if any, will be retained by us for use in the operation of our business. There are also restrictions in our credit agreements limiting our ability to pay cash dividends. See Note 5 of Notes to Consolidated Financial Statements and Item 7. “Management’s discussion and analysis of financial condition and results of operations — liquidity and capital resources” within our 2003 annual report on Form 10-K. See “Incorporation of Certain Documents by Reference.”

      On January 25, 2005, the last full trading day prior to the commencement of the offer and consent solicitation, the last closing price was $0.170 per share for the Common Stock. We urge you to obtain current market quotations prior to making any decision with respect to the offer.

      There is no established trading market for the Notes. Any trading in the Notes takes place in privately-negotiated transactions among holders, or transactions through market makers, that are not generally reported. As of January 20, 2005, there were 28 record holders of the Senior Notes and 914 record holders of the Junior Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following discussion is based on the interpretation of existing law and authorities, as contained in the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, existing case law, published rulings and other authorities. The foregoing are subject to change, and such change may be retroactively effective. If so, the positions expressed herein may be affected and the tax consequences may be different from those discussed below. No ruling relating to the issues that are the subject of the discussion herein is being sought from the Internal Revenue Service, said discussion is not binding on the Internal Revenue Service or the courts and there can be no assurance that they will not sustain positions contrary to the conclusions expressed herein.

      The following discussion summarizes the material United States federal income tax consequences to us and to United States holders and Non-U.S. holders of the Notes and of the acquisition, ownership and disposition of the Common Stock. A United States holder is (a) an individual citizen or resident of the United States; (b) a corporation created or organized in or under the laws of the United States, a state or the District of Columbia; (c) a trust where one or more United States persons have the authority to control all substantial decisions of the trust and a court within the United States can exercise primary supervision over the administration of the trust; and (d) an estate subject to federal income taxation on its worldwide income. A Non-U.S. holder is an individual, corporation, trust or estate not described in (a), (b), (c) or (d).

      A partnership, whether organized in or outside the laws of the United States, a state or the District of Columbia, is not subject to federal income taxation and, instead, the United States taxes the income of the partnership to the partners as if the partners realized the income actually realized by the partnership. In addition, beneficiaries of a trust or estate are generally taxed on the income of trusts or estates to the extent that income is currently distributed to the beneficiaries. The discussion below generally applies to such partners or beneficiaries depending on their status as a United States holder or a Non-U.S. holder.

      This discussion does not purport to describe all of the tax considerations that may be relevant to a holder of Notes. The following summary deals only with Notes that are, and shares of Common Stock that will be, held as capital assets by United States holders, and does not deal with persons that are subject to special tax rules, such as:

•	dealers or traders in securities or currencies;

•	financial institutions or other United States holders that treat income in respect of the old notes or new notes as financial services income;

•	insurance companies;

•	tax-exempt entities;

•	persons holding old notes or new notes as a part of a straddles, conversion transaction or other arrangement involving more than one position;

•	persons whose “functional currency” is not the U.S. dollar;

•	partnerships; or

•	expatriates.

      Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of the offer and consent solicitation and of the acquisition, ownership and disposition of the Common Stock. The statements of United States tax law set out below are based on the laws and interpretations in force as of the date of this offering circular, and are subject to changes, if any, which could occur after that date.

Tax consequences to us

      Although the Notes were issued in the form of debt securities, they are classified as equity securities for federal tax purposes because of their terms. Accordingly, if the offer and consent solicitation is consummated, we will not incur taxable income for federal income tax purposes as the exchange will be treated as an exchange of equity securities for other equity securities.

      When the Notes were issued, our net operating loss carryforwards which arose prior to the time of issuance of the Notes became subject to limitations under Internal Revenue Code Section 382. Based upon information available to the Company regarding the identity of the holders of securities of the Company and historical values of securities of the Company, we believe the consummation of the current offer and consent solicitation should not trigger additional net operating loss carryforward limitations under Section 382, because the shift in equity ownership arising from consummation of the current offer and consent solicitation will not be sufficient to cause said limitations to come into effect.

Tax consequences to United States holders

Tax consequences of the exchange

Qualification for recapitalization treatment.

      The early conversion of the Notes into Common Stock pursuant to the offer and consent solicitation and consent solicitation will be treated as a non-taxable recapitalization, which is a type of reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. Notwithstanding the qualification of the conversion as a recapitalization, a holder of Notes which tenders those Notes for shares of Common Stock will also be treated as having received a distribution from the company. The consequences of this are described below under “Constructive Distribution.”

Nonrecognition of gain or loss.

      Subject to the consequences described in the following paragraph under “Constructive Distribution,” the tendering United States holders generally will not be required or permitted to recognize or report any taxable gain or loss on the conversion, but if “boot” is received by a United States holder in a recapitalization such as the conversion, the United States holder will be required to recognize and report taxable gain to the extent of the lower of the gain realized in the conversion, if any, or the boot received in the conversion. For purposes of the conversion, boot includes the receipt of cash or property other than the Common Stock. The gain realized is the amount by which the fair market value of the Common Stock received in the conversion exceeds the tax basis of the Notes. Cash received in lieu of fractional shares will be treated as boot.

Constructive Distribution.

      A holder tendering Notes will receive a number of shares of Common Stock which exceeds the number of shares of Common Stock which such holder would have received with respect to the Notes had such holder held the Notes until the conversion into shares of Common Stock at maturity. The fair market value of said excess shares will be treated as a distribution by us and will be subject to rules under the Internal Revenue Code and regulations thereunder which relate to distributions by a corporation to its shareholders. These rules are described below under “Tax consequences of the Common Stock” — “Rules generally relating to distributions with respect to stock.” Accordingly, all or a portion of the constructive distribution may be classified as a dividend to the extent we have any current or accumulated earnings or profits, and to the extent not so classified, the amount of the distribution will reduce the tax basis of other shares of Common Stock received in the offer and consent solicitation until the basis is reduced to zero, and thereafter, the amount of any excess constructive distribution will be treated as a gain or loss from the disposition of Common Stock. We note that we do not have accumulated earnings and profits under applicable federal tax rules, and we do not know if we will have current earnings and profits under applicable federal tax rules for the tax year in which the conversion occurs.

Tax basis, holding period and carryover of market discount.

      The aggregate tax basis of the Common Stock received in the hands of a United States holder will be equal to the adjusted tax basis of the Notes tendered in the offer and consent solicitation, increased by the amount of gain recognized, if any, by the United States holder in the offer and consent solicitation, and decreased by the amount of any cash received by the United States holder in the offer and consent solicitation; however, the number of shares deemed distributed under the rules described above under “Constructive Distribution” will have a tax basis equal to the amount of the constructive distribution as determined under such rules. The holding period of the Common Stock received will include the holding period of the Notes surrendered in the offer and consent solicitation, except that shares deemed distributed pursuant to the rules described above under “Constructive Distribution” will have a new holding period which does not include the holding period of the Notes. Any accrued market discount on the Notes at the time of the offer and consent solicitation will carry over to the Common Stock and will be subject to recognition as ordinary income upon the disposition of the Common Stock unless the holder of the Notes included the accrued market discount in income in accordance with an election to do so under the Internal Revenue Code.

Tax consequences of the Common Stock

Rules generally relating to distributions with respect to stock.

      When a corporation makes a distribution with respect to its capital stock, under current law the amount of the distribution received by the stockholder will be treated as a dividend to the extent it is paid from the current or accumulated earnings and profits of the corporation. The amount of a distribution made in property other than cash is the fair market value of that property at the time of the distribution. United States holders that are corporations are entitled to a dividends-received deduction subject to certain limitations and United States holders that are individuals are entitled to a preferential 15% tax rate on dividend income subject to certain limitations. Earnings and profits for this purpose consists of an amount based on the taxable income of the corporation as adjusted by the application of detailed rules set forth in tax regulations. A distribution will be treated as a dividend even though we have an overall deficit in our earnings and profits to the extent we have positive earnings and profits in the year in which we make the distribution (i.e., current earnings and profits). If the amount of a distribution exceeds the current and accumulated earnings and profits of the corporation, the excess will be treated first as a tax-free return of investment up to the basis of the stock, and this amount will reduce the stockholder’s tax basis in the stock. If the distribution exceeds the current and accumulated earnings and profits, and the stockholder’s tax basis in the stock, this excess amount will be treated as capital gain to the stockholder. If the stockholder is a U.S. corporation, the stockholder would generally be able to claim a deduction equal to a portion of the amount of the distribution treated as a dividend under the foregoing rules.

      The foregoing rules will apply to any distributions made with respect to the Common Stock. These rules will also apply to the constructive distributions treated as made in connection with the offer and consent solicitation. See “Tax consequences of the exchange” — “Constructive Distribution.”

Sale of common stock.

      United States holders will generally recognize capital gain or loss on a sale or exchange of Common Stock. The gain or loss will equal the difference between the proceeds received and the adjusted tax basis in the stock. The gain or loss recognized by a United States holder on a sale or exchange of stock will be long-term capital gain or loss if the holding period for the stock is more than one year. However, any accrued market discount which carries over to the common stock as a result of the exchange of the old notes will be recognized as ordinary income upon sale. See “Tax consequences of the exchange — Tax basis, holding period and carryover of market discount.”

Information reporting and backup withholding.

      In general, information reporting requirements will apply:

•	to payments of dividends on common stock; and

•	to payments of the proceeds of a sale or exchange of common stock that are made to a non-corporate United States holder. A “backup withholding” tax will apply to such payments if the holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund of such withheld amounts, provided the required information is furnished to the Internal Revenue Service. The rate of any backup withholding is 28%.

Nonparticipation in the offer and consent solicitation

      If the Proposed Amendments do become effective, then a U.S. Holder that does not tender all of its Notes in the offer and consent solicitation should not recognize any gain or loss for U.S. federal income tax purposes with respect to the Notes not tendered. We note that tax rules relating to the modification of debt instruments are not applicable because the Notes are classified as equity for tax purposes.

Tax treatment of the offer and consent solicitation to non-U.S. holders

      The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the exchange of the Notes and ownership of the Common Stock by Non-U.S. holders. All of the following may be subject to different rules in the case of Non-U.S. holders that are residents of countries with which the United States has a tax treaty, depending on the provisions of the particular treaty.

Gain or loss on exchange, disposition of the common stock.

      A Non-U.S. holder generally will not be subject to United States federal income tax on gain or income realized on the exchange of the Notes, or on the sale or exchange of Common Stock, unless gain or income is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. holder, or in the case of an individual Non-U.S. holder such holder is present in the United States for 183 days or more in the year a sale, exchange or redemption. Non-U.S. holders will also be treated as having received a distribution from the Company as described above under “Tax consequences to Unites States holders” — “Tax consequences of the exchange” — “Constructive Distribution.” To the extent said constructive distribution is treated as a dividend, the 30% withholding tax described below under “Withholding tax on distributions made with respect to the common stock” will apply. Because we are unable to determine the amount of our current earnings and profits for tax purposes, if any, for the tax year in which the exchange occurs, we are not able to determine the amount of said constructive distribution which will be treated as a dividend at this time.

Withholding tax on distributions made with respect to the new notes or the common stock.

      Payments on the common stock which are treated as dividends in accordance with the discussion above under “Tax consequences to U.S. holders” — “Tax consequences of the common stock” will be subject to gross withholding at the rate of 30%. This rate may be reduced if the Non-U.S. holder is a resident of a country with which the United States has a tax treaty which provides for reduced withholding taxes.

Estate taxes.

      An individual Non-U.S. holder who is not considered to be domiciled in the United States under the rules which apply to estate tax provisions of the Internal Revenue Code generally will be subject to United States estate tax upon his or her death with respect to the value of the common stock.

Information reporting and backup withholding.

      In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person. Payments of the proceeds from a disposition by a Non-U.S. holder of a new note or common stock made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting will apply to those payments, if the broker is:

•	a United States person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business;

unless (a) such broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (b) the beneficial owner otherwise establishes an exemption.

      Payments of the proceeds from a disposition by a non-U.S. holder of a Note or Common Stock made to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the statement that the payee is not a United States person described above has been received (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder or beneficial owner otherwise establishes an exemption from information reporting and backup withholding.

CERTAIN SECURITIES LAWS CONSIDERATIONS

      All of the Notes were issued by TIMCO in 2002 pursuant to a public offering that was registered pursuant to the Securities Act or exempt from registration under Section 3(a)(10) of the Securities Act. Unless either (a) you are an affiliate of TIMCO or (b) acquired your Notes from an affiliate of TIMCO in a private placement, the shares of Common Stock you receive in the offer and consent solicitation will be freely tradeable.

INTERESTS OF DIRECTORS AND OFFICERS

      We are not aware of any of our directors, officers, or other than Lacy J. Harber, our principal stockholder, affiliates that own Notes or will be tendering Notes pursuant to the offer and consent solicitation. Neither we, nor any of our subsidiaries nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the Notes during the 60 business days prior to the date hereof.

INFORMATION AGENT

      All questions regarding the information in this offering circular or the offer and consent solicitation, should be directed to our information agent, Morrow & Co., Inc. at 445 Park Avenue, New York, New York 10022, telephone number: (800) 654-2468 or (212) 754-8000.

CONVERSION AGENT

      We have appointed Continental Stock Transfer & Trust Company as our conversion agent. All completed Consents and Special Conversion Letters of Transmittal should be directed to our conversion agent at the address set forth below. All questions regarding the procedures for tendering in the offer and consent solicitation and requests for assistance in tendering your Notes should also be directed to our conversion agent at the telephone number or address below:

Continental Stock Transfer & Trust Company

Reorganization Dept.
17 Battery Place
8th Floor
New York, NY 10004

By Facsimile: (212) 616-7610

To Confirm by Telephone: (212) 845-3229

      DELIVERY OF A CONSENT AND SPECIAL CONVERSION LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE CONSENT AND SPECIAL CONVERSION LETTER OF TRANSMITTAL.

      We will pay the Conversion Agent and the Information Agent reasonable and customary compensation for their services in connection with the offer and consent solicitation, plus reimbursement for out-of-pocket expenses. We will indemnify the Conversion Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

      We will not pay fees or commissions to any broker, dealer, or other person for soliciting tenders of Notes or Consents pursuant to the offer and consent solicitation. We will, however, upon request through the Information Agent, reimburse brokers, dealers, and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the offer and related materials to the beneficial owners of Notes held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, or trust company has been authorized to act as our agent for purposes of the offer and consent solicitation.

      We will pay or cause to be paid all stock transfer taxes, if any, on its conversion of Notes to Common Stock except as otherwise provided in Instruction 9 in the Consent and Special Conversion Letter of Transmittal. All our fees and expenses attributable to the offer and consent solicitation will be paid by us.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The consolidated financial statements and financial statement schedule of valuation and qualifying accounts of TIMCO Aviation Services, Inc. and subsidiaries incorporated by reference hereto from our Annual Report on Form 10-K for the years ended December 31, 2003 and 2002 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report also incorporated by reference herein. The consolidated financial statements and financial statement schedule of valuation and qualifying accounts for the year ended December 31, 2001 were audited by other auditors who have ceased operations.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are incorporating by reference into this offering circular the following documents:

•	Annual Report on Form 10-K, as amended, for the year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the nine months ended September 30, 2004;

•	Current Report on Form 8-K filed October 18, 2004;

•	Current Report on Form 8-K filed December 7, 2004;

•	Amendment No. 3 to our Registration Statement on S-4 dated January 9, 2002, registration no. 333-69464, which contains a full description of our Senior Notes; and

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2002 and Exhibit 10.2, which contains a full description of our Junior Notes.

      The information incorporated herein by reference is considered to be part of this offer and consent solicitation.

      You may obtain a copy of these filings at no cost by writing or telephoning us at:

TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410 (x3061)
Attention: Investor Relations

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

MISCELLANEOUS

      We are not aware of any jurisdiction where the making of the offer and consent solicitation is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer and consent solicitation is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer and consent solicitation will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

      Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the offer and consent solicitation. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information.”

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF US IN CONNECTION WITH THE OFFER AND CONSENT SOLICITATION OTHER THAN THOSE CONTAINED IN THIS OFFER AND CONSENT SOLICITATION OR IN THE CONSENT AND SPECIAL CONVERSION LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

TIMCO AVIATION SERVICES, INC.

January 26, 2005

ATTACHMENT A

THE PROPOSED AMENDMENTS

      The following are those certain provisions of the Indentures, referred to herein as the Proposed Amendments, that will be deleted from the respective Indentures, as indicated below, in accordance with Article Nine of the Indentures. Holders of the Notes who desire to be eligible to receive the offer consideration, must tender their Notes and a consent to the Proposed Amendments to the Indentures prior to the expiration date of the offer and consent solicitation. The Proposed Amendments will be contained and reflected in supplemental indentures to the Indentures. If the Proposed Amendments become operative, the provisions below will be eliminated from the respective Indentures. The provisions of the Indentures reprinted below are qualified by their entirety by reference to the respective Indentures. Capitalized terms used in this Attachment A without definition will have the same meanings as set forth in the Indentures.

8.00% SENIOR SUBORDINATED CONVERTIBLE PIK NOTES DUE 2006

INDENTURE DATED AS OF FEBRUARY 28, 2002

      SECTION 3.09 — Offer to Purchase by Application of Excess Proceeds.

      In the event that, pursuant to Section 4.10 hereof, the Company shall be required to commence an offer to all Holders to purchase Notes (an “Asset Sale Offer”), it shall follow the procedures specified below.

      The Asset Sale Offer shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Company shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.10 and Section 3.07 hereof (the “Offer Amount”) and in the manner required by Section 3.07 and Section 4.10 hereof, or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Asset Sale Offer. Payment for any Notes so purchased shall be made using the same payment mechanics as cash interest payments are made.

      If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

      Upon the commencement of an Asset Sale Offer, the Company shall send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(a) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.10 hereof and the length of time the Asset Sale Offer shall remain open;

(b) the Offer Amount, the purchase price and the Purchase Date;

(c) that any Note not tendered or accepted for payment shall continue to accrue interest;

(d) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Purchase Date;

(e) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may only elect to have all of such Note purchased and may not elect to have only a portion of such Note purchased;

(f) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Purchase Date;

(g) that Holders shall be entitled to withdraw their election if the Company, the depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing the election thereof to have such Note purchased;

(h) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the Offer Amount, the Company shall select the Notes to be purchased on a pro rata basis; and

(i) that Holders whose Notes are being purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

      On or before the Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof properly tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and shall deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.09. The Company, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price (as determined pursuant to Section 4.10 and 3.07 hereof) of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Note, and the Trustee, upon written request from the Company shall authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Notes surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Asset Sale Offer on the Purchase Date.

      Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

      SECTION 4.03 — Report.

      Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company shall furnish to the Holders of Notes, within the time periods specified in the SEC’s rules and regulations:

(a) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K (including all exhibits) if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(b) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

      In addition, whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all of the information and reports referred to in clauses (a) and (b) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company shall at all times comply with TIA Section 314(a).

      SECTION 4.07 — Restricted Payments.

      The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is pari passu with or subordinated to the Notes, except a payment of interest or principal at the date such payment is due in accordance with the terms of the instrument, indenture or agreement evidencing such Indebtedness; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a); and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of this Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (iv) and (vi) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of this Indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company since the date of this Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus (iii) to the extent that any Restricted Investment that was made after the date of this Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) 50% of any dividends received by the Company or a Guarantor after the date of this Indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period, plus (v) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of this Indenture, the lesser of (A) the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation or (B) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

      The foregoing provisions shall not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of this Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (ii) of the preceding paragraph (c); (iii) the defeasance, redemption, repurchase or other acquisition of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company’s (or any of its Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of this Indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $3.0 million in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (vi) the making and consummation of (A) an Asset Sale Offer to holders of Indebtedness pari passu with or subordinate to the Notes in accordance with Section 4.10 hereof, or (B) a Change of Control Offer to holders of Indebtedness pari passu with or subordinate to the Notes at a price not greater than 101% of the principal amount of such Indebtedness in accordance with provisions similar to those in Section 4.15 hereof; provided, that prior to consummation of a Change of Control Offer with respect to subordinated Indebtedness and concurrently with consummation of a Change of Control Offer with respect to pari passu Indebtedness, the Company shall have consummated the Change of Control Offer with respect to the Notes; and (vii) the making of additional Restricted Payments in an amount not to exceed $10.0 million.

      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments (to the extent they otherwise fall within the definition thereof) at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this Section 4.07. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment in excess of $10.0 million shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $15.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.07 were computed, together with a copy of any fairness opinion or appraisal required hereunder.

      SECTION 4.08 — Dividend and Other Payment Restrictions Affecting Subsidiaries.

      The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits or (ii) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances to the Company or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Restricted

Subsidiaries. However, the foregoing restrictions shall not apply to encumbrances or restrictions existing under or by reasons of (i) Existing Indebtedness as in effect on the date hereof, (ii) the Credit Facility as in effect on the date hereof and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the date hereof, (iii) this Indenture and the Notes, (iv) applicable law, (v) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in anticipation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred, (vi) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vii) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired, (viii) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale, (ix) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (x) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of Section 4.12 hereof that limits the right of the debtor to dispose of the assets securing such Indebtedness, (xi) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business and (xii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

      SECTION 4.09 — Incurrence of Indebtedness and Issuance of Preferred Stock.

      The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and the Company shall not issue any Disqualified Stock and shall not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Guarantors may incur Indebtedness or issue preferred stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The provisions of the preceding paragraph will not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(a) the incurrence by the Company and the Guarantors of Indebtedness under the Credit Facility; provided that the aggregate principal amount of all such Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder) outstanding under the Credit Facility after giving effect to such incurrence does not exceed an amount equal to $95.0 million;

(b) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(c) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (including Additional Notes) and the Subsidiary Guarantees;

(d) the incurrence by the Company or any of the Guarantors of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Guarantor, in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

(e) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace (x) Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under the first paragraph of this Section 4.09 or clause (a) or (b) above or clause (k) below or (y) the TROL Financing;

(f) the incurrence by the Company or any of the Guarantors of intercompany Indebtedness or preferred stock between or among the Company and any of the Guarantors; provided, however, that (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than the Company or a Guarantor and (B) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either the Company or a Guarantor shall be deemed, in each case, to constitute an incurrence of such Indebtedness or an issuance of such preferred stock by the Company or such Guarantor, as the case may be, that was not permitted by this clause (f);

(g) the incurrence by the Company or any of the Guarantors of Hedging Obligations;

(h) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Guarantor that was permitted to be incurred by another provision of this Section 4.09;

(i) the incurrence by the Company’s Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (i);

(j) the incurrence by the Company or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (j), not to exceed $30.0 million; and

(k) the incurrence by the Company or any of the Guarantors of up to $34.5 million of Indebtedness resulting from any future recharacterization of the TROL Financing as a liability on the balance sheet of the Company.

      For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (k) above or is entitled to be incurred pursuant to the first paragraph of this Section 4.09, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this Section 4.09. Accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this Section 4.09; provided, in each case, that the amount thereof is included in Fixed Charges of the Company as accrued. Indebtedness meeting the criteria of clause (e) above and classified as Permitted Refinancing Indebtedness may be included as part of any refinancing of the Credit Facility irrespective of the limitations of clause (a) above and without effect upon the limitations of clause (a) above with respect to the balance of the principal amount of the Credit Facility.

      SECTION 4.10 — Asset Sales.

      The Company shall not, and shall not permit any of its Restricted Subsidiaries to consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration received therefor by the Company or such Restricted Subsidiary is in the form of cash; provided, that the amount of (x) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

      Within 270 days after receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay or cause to be repaid Senior Debt, or (b) to the acquisition of a majority of the assets of, or a majority of the Voting Stock of, another Permitted Business, the making of a capital expenditure or the acquisition of other long-term assets that are used or useful in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture. Any Net Proceeds from such Asset Sale that are not finally applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall be required to make an offer to all Holders of Notes (including Additional Notes) and all holders of pari passu Indebtedness containing provisions similar to those set forth in Section 3.09 hereof with respect to offers to purchase or redeem with the proceeds of sales of assets (an “Asset Sale Offer”) to purchase a principal amount of Notes and such other Indebtedness equal to the amount of such Excess Proceeds, at a purchase price equal to the amount in cash and Common Stock payable by the Company pursuant to Section 3.07 as if such Notes were being redeemed by the Company on the date of the applicable Asset Sale, in accordance with the procedures set forth in Section 3.09 hereof and in the documentation with respect to such other Indebtedness, respectively. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer (including that part of the Excess Proceeds corresponding to the portion of the purchase price payable in Common Stock under such Asset Sale Offer), the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by Holders thereof exceeds the amount of Excess Proceeds allocable to the repurchase of the Notes (in relation to any other pari passu Indebtedness containing provisions similar to the provisions of Section 3.09 hereof), the Trustee shall select the Notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. In determining the fair market value of any assets or Equity Interests issued, sold or otherwise disposed of, such determination shall be evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee if such fair market value exceeds $15.0 million.

      SECTION 4.11 — Transactions with Affiliates.

      The Company shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction or series of related Affiliated Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (ii) with respect to any Affiliate Transaction or series of related Affiliated Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing. Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and/or the Guarantors, (iii) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company, (iv) Restricted Payments that are permitted by Section 4.07, and (v) any transactions undertaken pursuant to any contractual obligations in existence on the date of this Indenture (as in effect on such date) as described in the Prospectus under the caption “Certain Relationships and Related Transactions.”

      SECTION 4.12 — Liens.

      The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

      SECTION 4.13 — Business Activities.

      The Company shall not, and shall not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

      SECTION 4.15 — Offer to Repurchase Upon a Change of Control.

      (a) Upon the occurrence of a Change of Control, the Company shall make an offer (a “Change of Control Offer”) to each Holder to repurchase, at each Holder’s option, all or any part of each Holder’s Notes at a purchase price equal to the amount in cash and Common Stock payable by the Company pursuant to Section 3.07 as if such Notes were being redeemed by the Company on the date of the Change of Control (the “Change of Control Payment”). Within 10 days following any Change of Control, the Company shall mail a notice to each Holder stating:

(i) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes tendered will be accepted for payment;

(ii) the purchase price and the purchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(iii) that any Note not tendered or accepted in full for payment will continue to accrue interest to the extent that such Note is not accepted in full for payment;

(iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes, to the extent accepted for payment pursuant to the Change of Control Offer, shall cease to accrue interest after the Change of Control Payment Date;

(v) that Holders electing to have any Note purchased pursuant to a Change of Control Offer will be required to surrender all of such Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date, and may not elect to have only a portion of any Note purchased;

(vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Note the Holder delivered for purchase and a statement that such Holder is withdrawing the election thereof to have such Note purchased; and

(vii) that Holders whose Notes are being purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

      The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes in connection with a Change of Control.

      (b) On the Change of Control Payment Date, the Company shall, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent shall promptly mail or deliver to each Holder of Notes so tendered payment in an amount equal to the purchase price for the Notes tendered by such Holder, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any.

      (c) Prior to complying with the provisions of this Section 4.15, but in any event within 90 days following a Change of Control, the Company shall either repay or cause to be repaid all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this Section 4.15. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      (d) The Change of Control provisions described above shall be applicable whether or not any other provisions of this Indenture are applicable. Notwithstanding anything to the contrary in this Section 4.15, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 and Section 3.09 hereof and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      SECTION 4.16 — No Senior Subordinated Debt.

      Notwithstanding the provisions of Section 4.09 hereof, (i) the Company shall not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes, and (ii) no Guarantor shall incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinated or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to the Subsidiary Guarantees.

      SECTION 4.17 — Additional Subsidiary Guarantees.

      (a) If the Company or any of its Restricted Subsidiaries shall acquire or create another Subsidiary after the date of this Indenture (other than an Unrestricted Subsidiary properly designated as such), then such newly acquired or created Subsidiary shall become a Guarantor by executing a supplemental indenture and shall deliver an Opinion of Counsel to the Trustee within 10 Business Days of the date when such event occurs to the effect that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and constitutes a valid and binding obligation of such Subsidiary, enforceable against such Subsidiary in accordance with its terms (subject to customary exceptions).

      (b) The Subsidiary Guarantees shall be joint and several obligations of the Guarantors; provided, however, that the obligations of each Guarantor under its Subsidiary Guarantee shall be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

      (c) The Subsidiary Guarantee of a Guarantor shall be automatically released (without the taking of any action by the Company, such Guarantor, the Trustee or any Holder) at such time as the Guarantor is no longer a Subsidiary of the Company.

      SECTION 4.18 — Payments for Consent.

      Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

      SECTION 5.01 — Merger, Consolidation, or Sale of Assets.

      The Company shall not: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving entity); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company, in one or more related transactions, to another Person, unless:

(c) immediately after such transaction no Default or Event of Default shall have occurred and be continuing; and

(d) except in the case of a merger of the Company with or into a Guarantor, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) shall have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) shall, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 4.09 hereof.

      SECTION 6.01 — Events of Default.

      Each of the following is an Event of Default:

(c) failure by the Company or any of its Subsidiaries to comply with Sections 4.07, 4.09, 4.10 and 4.15;

(d) failure by the Company or any of its Subsidiaries for 60 days after written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Notes to comply with any of the other agreements in this Indenture or the Notes;

(e) failure by the Company or any of its Subsidiaries to pay when due the principal of, or interest on (prior to the expiration of any applicable grace period), or acceleration of, any debt for money borrowed by the Company or any of its Subsidiaries that is, in the aggregate, equal to or greater than $10 million;

(f) failure by the Company or any of its Subsidiaries to pay final judgments (including foreign judgments only to the extent enforcement thereof is sought in the United States or in any foreign jurisdiction where the Company owns assets of $10.0 million or more) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

(i) commences a voluntary case,

(ii) consents to the entry of an order for relief against it in an involuntary case,

(iii) consents to the appointment of a Custodian of it or for all or substantially all of its property,

(iv) makes a general assignment for the benefit of its creditors, or

(v) generally is not paying its debts as they become due;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

(ii) appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(iii) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; and

(i) except as permitted by this Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

      SECTION 6.03 — Remedies.

      If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture; provided that for so long as there shall not occur an Event of Default pursuant to Sections 6.01(g) or (h), the Company may pay all the principal and interest due hereunder in the form of Redemption Consideration, which shall be calculated and paid in accordance with the provisions of Section 3.07. Notwithstanding the previous sentence and subject to the provisions of Chapter 11 of the United States Code, in connection with any Event of Default under Sections 6.01(g) or (h), any claim by the Trustee or the Holders under applicable Bankruptcy Law shall be for the full unpaid principal amount of the Notes, all accrued and unpaid interest thereon, and all other amounts due and payable hereunder.

      The Trustee may maintain a proceeding with respect to the Notes or this Indenture even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

      SECTION 11.04 — Guarantors May Consolidate, etc., on Certain Terms.

      No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, whether or not affiliated with such Guarantor, unless:

(b) immediately after giving effect to such transaction, no Default or Event of Default exists;

(c) except in the case of a merger of a Guarantor with or into the Company or another Guarantor, such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

(d) except in the case of a merger of a Guarantor with or into the Company or another Guarantor, the Company would be permitted by virtue of the Company’s pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 4.09 hereof.

8.00% JUNIOR SUBORDINATED CONVERTIBLE PIK NOTES DUE 2007

INDENTURE DATED AS OF SEPTEMBER 20, 2002

      SECTION 4.03 — Reports.

      Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company shall furnish to the Trustee, within the time periods specified in the SEC’s rules and regulations:

(a) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K (including all exhibits) if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(b) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

      In addition, whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all of the information and reports referred to in clauses (a) and (b) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company shall furnish to the Holders of Notes any information furnished to the public shareholders of the Company, in the same manner as furnished to such public shareholders.

      SECTION 4.15 — Offer to Repurchase Upon a Change of Control.

      Upon the occurrence of a Change of Control, the Company shall make an offer (a “Change of Control Offer”) to each Holder to repurchase, at each Holder’s option, all or any part of each Holder’s Notes at a purchase price equal to the amount in cash and Common Stock payable by the Company pursuant to Section 3.07 as if such Notes were being redeemed by the Company on the date of the Change of Control (the “Change of Control Payment”). Within 10 days following any Change of Control, the Company shall mail a notice to each Holder stating:

(i) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes tendered will be accepted for payment;

(ii) the purchase price and the purchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(iii) that any Note not tendered or accepted in full for payment will continue to accrue interest to the extent that such Note is not accepted in full for payment;

(iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes, to the extent accepted for payment pursuant to the Change of Control Offer, shall cease to accrue interest after the Change of Control Payment Date;

(v) that Holders electing to have any Note purchased pursuant to a Change of Control Offer will be required to surrender all of such Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date, and may not elect to have only a portion of any Note purchased;

(vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Note the Holder delivered for purchase and a statement that such Holder is withdrawing the election thereof to have such Note purchased; and

(vii) that Holders whose Notes are being purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

      The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes in connection with a Change of Control.

      (b) On the Change of Control Payment Date, the Company shall, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent shall promptly mail or deliver to each Holder of Notes so tendered payment in an amount equal to the purchase price for the Notes tendered by such Holder, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any.

      (c) Prior to complying with the provisions of this Section 4.15, but in any event within 90 days following a Change of Control, the Company shall either repay or cause to be repaid all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this Section 4.15. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      (d) The Change of Control provisions described above shall be applicable whether or not any other provisions of this Indenture are applicable. Notwithstanding anything to the contrary in this Section 4.15, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 hereof and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      SECTION 4.16 — Additional Subsidiary Guarantees.

      (a) If the Company or any of its Restricted Subsidiaries shall acquire or create another Subsidiary after the date of this Indenture (other than an Unrestricted Subsidiary properly designated as such), then such newly acquired or created Subsidiary shall become a Guarantor by executing a supplemental indenture in the form of Exhibit B attached hereto and shall deliver an Opinion of Counsel to the Trustee within 10 Business Days of the date when such event occurs to the effect that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and constitutes a valid and binding obligation of such Subsidiary, enforceable against such Subsidiary in accordance with its terms (subject to customary exceptions).

      (b) The Subsidiary Guarantees shall be joint and several obligations of the Guarantors; provided, however, that the obligations of each Guarantor under its Subsidiary Guarantee shall be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

      (c) The Subsidiary Guarantee of a Guarantor shall be automatically released (without the taking of any action by the Company, such Guarantor, the Trustee or any Holder) at such time as the Guarantor is no longer a Subsidiary of the Company.

      SECTION 5.01 — Merger, Consolidation, or Sale of Assets.

      The Company shall not: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving entity); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company, in one or more related transactions, to another Person, unless:

(c) immediately after such transaction no Default or Event of Default shall have occurred and be continuing; and

(d) except in the case of a merger of the Company with or into a Guarantor, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made shall have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction.

      SECTION 6.01 — Events of Default.

      Each of the following is an Event of Default:

(c) failure by the Company or any of its Subsidiaries to comply with Section 4.15;

(d) failure by the Company or any of its Subsidiaries for 60 days after written notice from the Trustee or the Holders of at least 35% in aggregate principal amount of outstanding Notes to comply with any of the other agreements in this Indenture or the Notes;

(e) failure by the Company or any of its Subsidiaries to pay when due the principal of, or interest on (prior to the expiration of any applicable grace period), or acceleration of, any debt for money borrowed by the Company or any of its Subsidiaries that is, in the aggregate, equal to or greater than $10 million;

(f) failure by the Company or any of its Subsidiaries to pay final judgments (including foreign judgments only to the extent enforcement thereof is sought in the United States or in any foreign jurisdiction where the Company owns assets of $10.0 million or more) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

(i) commences a voluntary case,

(ii) consents to the entry of an order for relief against it in an involuntary case,

(iii) consents to the appointment of a Custodian of it or for all or substantially all of its property,

(iv) makes a general assignment for the benefit of its creditors, or

(v) generally is not paying its debts as they become due;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

(ii) appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(iii) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; and

(i) except as permitted by this Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

      SECTION 6.03 — Remedies.

      If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture; provided that for so long as there shall not occur an Event of Default pursuant to Sections 6.01(g) or (h), the Company may pay all the principal and interest due hereunder in the form of Redemption Consideration, which shall be calculated and paid in accordance with the provisions of Section 3.07. Notwithstanding the previous sentence and subject to the provisions of Chapter 11 of the United States Code, in connection with any Event of Default under Sections 6.01(g) or (h), any claim by the Trustee or the Holders under applicable Bankruptcy Law shall be for the full unpaid principal amount of the Notes, all accrued and unpaid interest thereon, and all other amounts due and payable hereunder.

      The Trustee may maintain a proceeding with respect to the Notes or this Indenture even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

      SECTION 11.04 — Guarantors May Consolidate, etc., on Certain Terms

      No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, whether or not affiliated with such Guarantor, unless:

(b) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(c) except in the case of a merger of a Guarantor with or into the Company or another Guarantor, such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction;

      Facsimile copies of the Consent and Special Conversion Letter of Transmittal will be accepted from Eligible Institutions. The Consent and Special Conversion Letter of Transmittal and certificates for Notes and any other required documents should be sent or delivered by each holder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Conversion Agent at its address set forth below.

The Conversion Agent for the offer and consent solicitation is:

Continental Stock Transfer & Trust Company

Reorganization Dept.
17 Battery Place
8th Floor
New York, NY 10004
By Facsimile: (212) 616-7610
Telephone: (212) 845-3229

The Information Agent for the offer and consent solicitation is:

Morrow & Co., Inc.

445 Park Avenue
New York, NY 10022
(800) 654-2468 or (212) 754-8000
timco.info@morrowco.com

      Additional copies of the offering circular, the Consent and Special Conversion Letter of Transmittal or other materials may be obtained from the Information Agent or the Conversion Agent and will be furnished at our expense. Questions and requests for assistance may be directed to the Information Agent as set forth above. Holders also may contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offering circular.